Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 2 DATED NOVEMBER 15, 2024
TO THE PROSPECTUS DATED OCTOBER 21, 2024

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 21, 2024 as supplemented by supplement no. 1 dated October 21, 2024. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the status of this offering;
•the transaction price for each class of our common stock as of December 1, 2024;
•the calculation of our October 31, 2024 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•information regarding our distributions;
•information regarding repurchases;
•information regarding fees and expenses payable to our advisor and its affiliates;
•updated risks related to an investment in us;
•additional information regarding related party transactions;
•“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended September 30, 2024;
•updated experts information; and
•our unaudited financial statements and the notes thereto as of and for the period ended September 30, 2024.

Status of this Offering

As of November 12, 2024, we have raised gross proceeds of approximately $238.6 million from the sale of 13.1 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $7.6 million. As of November 12, 2024, approximately $761.4 million in shares remain available for sale pursuant to this offering, including approximately $92.4 million in shares available for sale through our distribution reinvestment plan.

December 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of December 1, 2024 (and repurchases as of November 30, 2024) is as follows:

Transaction Price (per share)
Class T	$12.2182
Class D	$12.2182
Class I	$12.2182

The transaction price for each of our share classes is equal to such class’s NAV per share as of October 31, 2024. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

October 31, 2024 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The October 31, 2024 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.

Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of October 31, 2024 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of October 31, 2024 and September 30, 2024:

	As of
Components of NAV*	October 31, 2024	September 30, 2024
Investments in Multifamily Operating Properties	1,921,219,218	$1,922,377,931
Investments in Multifamily Development Properties	250,418,134	250,112,536
Investments in Real Estate-Related Structured Investments	93,988,619	90,038,777
Investments in Land Held for Development	44,091,874	43,889,169
Operating Company and Other Net Current Assets	4,879,126	7,674,204
Cash and Cash Equivalents	12,710,510	15,383,347
Secured Real Estate Financing	(1,238,521,568)	(1,242,270,303)
Subordinated Unsecured Notes	(41,358,000)	(41,358,000)
Preferred Equity	(224,790,412)	(222,500,196)
Convertible Preferred Equity	(43,977,760)	(39,139,568)
Accrued Performance Participation Allocation	—	—
Net Asset Value	$778,659,741	$784,207,897
Fully-diluted Shares/Units Outstanding	63,729,537	63,905,492

* Presented as adjusted for our economic ownership percentage in each asset.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2024 and September 30, 2024:

	Class
	T	D	I	A	OP(1)	Total
As of October 31, 2024
Monthly NAV	$51,518,584	$4,541,700	$72,579,002	$255,180,640	$394,839,815	$778,659,741
Fully-diluted Outstanding Shares/Units	4,216,547	371,716	5,940,241	20,885,302	32,315,731	63,729,537
NAV per Fully-diluted Share/Unit	$12.2182	$12.2182	$12.2182	$12.2182	$12.2182
As of September 30, 2024
Monthly NAV	$51,339,039	$4,358,543	$72,094,602	$259,625,844	$396,789,869	$784,207,897
Fully-diluted Outstanding Shares/Units	4,183,644	355,180	5,875,025	21,157,039	32,334,604	63,905,492
NAV per Fully-diluted Share/Unit	$12.2714	$12.2714	$12.2714	$12.2714	$12.2714

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the October 31, 2024, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.82%	5.44%
Development Assets	6.63%	5.25%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.4%	2.0%
	0.25% increase	(2.3)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	3.4%	3.2%
	0.25% increase	(3.0)%	(2.8)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our October 31, 2024 NAV, we had a portfolio of $2.3 billion in total assets, with 73.5% of our equity value in operating properties, 13.4% in development, 9.0% in real estate-related structured investments and 4.1% in land held for development. Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Investments” for additional detail regarding our portfolio as of September 30, 2024.

Declaration of Distributions

On November 15, 2024, our board of directors declared a distribution for the month of November of $0.06083333, or $0.73 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on November 30, 2024, to be paid in December 2024.

Refer to the section of this supplement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Distributions” for additional detail regarding our distributions paid for the year ended December 31, 2023 and the nine months ended September 30, 2024.

Repurchases

During the three months ended September 30, 2024, we repurchased shares of our common stock in the following amounts at the then-applicable transaction price (reduced as applicable by the Early Repurchase Deduction):

Month of:	Total Number of Shares Repurchased(1)	Repurchases as a Percentage of NAV(2)	Average Price Paid per Share	Maximum Number of Shares Pending Repurchase Pursuant to Publicly Announced Plans or Programs(3)
July 2024	243,735	0.7541574%	$12.3717	—
August 2024	244,382	0.7681563%	$12.4403	—
September 2024	277,677	0.8716378%	$12.2105	—
Total	765,794

(1) All shares have been repurchased pursuant to our share purchase program.
(2) Represents aggregate NAV of the shares repurchased under our share repurchase plan over aggregate NAV of all shares of our common stock outstanding, in each case, based on our NAV as of the last calendar day of the prior month. Pursuant to our share repurchase program, we may repurchase up to 2% of the aggregate NAV of our common stock outstanding per month and 5% of the aggregate NAV of our common stock outstanding per calendar quarter.

(3) All repurchase requests under our share repurchase plan were satisfied. We funded our repurchases with cash available from operations, financing activities and capital raising activities.

Fees and Expenses Payable to Our Advisor and its Affiliates

The table below provides information regarding fees and expenses, including the performance allocation, paid by us, directly or indirectly, to our advisor and its affiliates in connection with this offering and our operations. The table includes amounts incurred for the nine months ended September 30, 2024 and the year ended December 31, 2023 (amounts in thousands). Refer to the “Compensation” section of the prospectus for more information regarding these fees and expenses.

	Nine Months Ended September 30, 2024	Year Ended December 31, 2023
Form of Compensation
Offering Stage
Selling commissions, dealer manager fees and wholesaling fee (1)	$670	$940
Organization and offering expenses	—	—
Operational Stage
Asset management fees	9,398	17,304
Reimbursable operating expenses	—	—
Reimbursable employee costs (2)	(158)	(190)
Affiliate coworking income (3)	(10)	(16)
Affiliate coworking fees (4)	410	546
Performance participation allocation	—	—
	$10,310	$18,584
(1)These amounts were paid to Orchard Securities as the dealer manager for this offering. Orchard Securities has reallowed all or a portion of these amounts to participating broker-dealers and certain wholesalers, all of whom are internal to our advisor and its affiliates.
(2)Reflects reimbursable costs received by us pursuant to the Reimbursement and Cost Sharing Agreement between Cottonwood Capital Management, LLC (“CCM”), a wholly owned subsidiary of CROP, and Cottonwood Communities Advisors, LLC (“CCA”) pursuant to which CCM will make available to CCA on an as-needed basis certain employees of CCM to the extent the employees are not otherwise occupied in providing services for us or our subsidiaries and CCA reimburses CCM for CCA’s allocable share of all direct and indirect costs related to the employees, including wages, salaries and other employee benefits and allocable overhead expenses..
(3)Affiliate coworking income reflects revenue received pursuant to the Coworking Space Services Agreement with APT Cowork, LLC (“APT”), an entity owned directly and indirectly by certain of our officers and affiliated directors as describe. See below and Part III, Item 13. “Certain Relationships and Related Transactions, and Director Independence” in our Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated into the prospectus by reference for additional information regarding our agreements with APT.

(4)We, through our subsidiaries, have engaged APT to provide co-working space design and services at certain of our multifamily apartment communities. Amounts shown reflect fees paid to APT pursuant to our Coworking Space Design Agreements and Service Agreements and exclude approximately $332,000 in furniture charges paid to APT which are capitalized to the project. See below and Part III, Item 13. “Certain Relationships and Related Transactions, and Director Independence” in our Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated into the prospectus by reference for additional information regarding our agreements with APT.

Risk Factors

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the prospectus and all similar disclosure in the prospectus.
We have incurred net losses under GAAP in the past and may incur net losses in the future, and we have an accumulated deficit and may continue to have an accumulated deficit in the future.

For the three and nine months ended September 30, 2024, we had consolidated net income and net loss of $10.6 million and $1.6 million, respectively. For the year ended December 31, 2023, we had consolidated net losses of $44.9 million, respectively. As of September 30, 2024, we had an accumulated deficit of $96.1 million. These amounts largely reflect the expense of real estate depreciation and amortization in accordance with GAAP, which was $49.7 million for the nine months ended September 30, 2024 and $59.0 million for the year ended December 31, 2023.

Net loss and accumulated deficit are calculated and presented in accordance with GAAP, which, among other things, requires depreciation of real estate investments. We calculate depreciation on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions. Thus, in addition to GAAP financial metrics, management reviews certain non-GAAP financial metrics, including funds from operations, or FFO and Core FFO. FFO measures operating performance that excludes gains or losses from sales of depreciable properties, real estate-related depreciation and amortization and after adjustments for our share of consolidated and unconsolidated entities. See Part I, Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations– Funds from Operations” for considerations on how to review this metric.

We have paid distributions from offering proceeds. In the future we may continue to fund distributions with offering proceeds. To the extent we fund distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily apartment communities and multifamily real estate-related assets and the overall return to our stockholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We intend to make distributions on our common stock on a per share basis with each share receiving the same distribution, subject to any class-specific expenses such as distribution fees on our Class T and Class D shares. If we fund distributions from financings, our offerings or other sources, we will have less funds available for investment in multifamily apartment communities and other multifamily real estate-related assets and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily real estate-related assets, this will affect our ability to generate cash flows from operations in future periods.

It is likely that we will use sources of funds, which may constitute a return of capital to fund distributions. During our offering stage, when we may raise capital more quickly than we acquire income-producing assets, and for some period after, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will make these distributions in advance of our actual receipt of these funds. In addition, to the extent our investments are in development or redevelopment projects or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted. In these instances, we expect to look to third party borrowings to fund our distributions. We may also fund such distributions from the sale of assets. To the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

For the nine months ended September 30, 2024, and the year ended December 31, 2023, we paid aggregate distributions to convertible preferred stockholders, common stockholders and limited partnership unit holders of $35.9 million and $47.5 million, including $33.6 million and $45.1 million of distributions paid in cash and $2.3 million and $2.4 million of distributions reinvested through our distribution reinvestment plan, respectively. Our net loss for the nine months ended September 30, 2024 was $1.6 million and our net loss for the year ended December 31, 2023 was $44.9 million. Cash flows provided by operating activities were $19.1 million for the nine months ended September 30, 2024, and cash flows used in operating activities were $22.6 million for the year ended December 31, 2023. We funded our total distribution paid during the nine months ended September 30, 2024, which includes net cash distributions and distribution reinvestment by stockholders, with $20.2 million of cash provided by operating activities, $2.3 million of offering proceeds from issuance of common stock pursuant to our distribution reinvestment plan and $13.4 million from proceeds from realized investments. We funded our total distributions paid during 2023, which includes net cash distributions and distributions reinvested by stockholders, with $4.7 million prior period cash provided by operating activities, $2.4 million of offering proceeds from issuance of common stock pursuant to our distribution reinvestment plan and $40.4 million from additional borrowings.

Generally, for purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

Related Party Transactions

Block C Loan

On November 12, 2024, our conflicts committee approved the execution of a promissory note from CROP, effective as of January 1, 2025, in favor of CW Block C, LLC (“Block C”), a development joint venture in which entities affiliated with us and our advisor (the “Affiliated Members”) own an interest. The Affiliated Members are owned directly or indirectly by Daniel Shaeffer, Chad Christensen, Gregg Christensen, Enzio Cassinis, Eric Marlin, Susan Hallenberg, Stan Hanks, Glenn Rand and Adam Larson, each of whom are our officers or directors, as well as certain employees of CROP and our advisor or its affiliates. As of September 30, 2024, the Affiliated Members have made aggregate contributions of $10.9 million towards the joint venture and owned a 17.5503% interest in Block C with Messrs. Shaeffer, C. Christensen, G. Christensen, Cassinis, Marlin, Hanks, Rand, Larson and Ms. Hallenberg having an indirect ownership interest of 3.86%, 8.45%, 3.00%, 0.40%, 0.28%, 0.25%, 0.09%, 0.20% and 0.57%, respectively. The Affiliated Members participate in the economics of Block C on the same terms and conditions as us.

Pursuant to the terms of the promissory note, CROP may borrow, on a revolving basis, up to $10,000,000. Amounts advanced under the note, plus any interest on the unpaid principal advanced is due and payable by January 31, 2025, provided that CROP may extend the maturity date for one 14-day extension upon written notice to Block C. The unpaid principal under the promissory note bears interest from the date advanced at a rate of 5.4% per annum, which approximates the 30-day treasury rate, cumulative and not compounded. CROP may prepay the unpaid principal balance under the promissory note, in whole or in part, together with all interest then accrued under the note, at any time, without premium or penalty. The promissory note is unsecured.

CW Investor at Highland

As previously disclosed, on January 9, 2024, in accordance with the terms of the underlying joint venture agreement, we made a protective advance in an amount up to $800,000 to the joint venture through which we own our investment in Cottonwood Highland, a multifamily development in Millcreek, Utah, we acquired in connection with our merger with Cottonwood Residential II, Inc. and CROP. On November 12, 2024, the promissory note related to the advance was amended and restated to increase the amount advanced by $400,000 to $1.2 million. All other terms of the advance remained unchanged. CROP owns a 36.93% interest in the joint venture with our officers and directors owning a 15.019% interest and the balance of the joint venture owned by outside investors. The terms of the advance, as contemplated in the joint venture agreement, provide for interest-only payments to be paid at a rate of 10% with prepayment permitted at any time without penalty. The advance matures on December 31, 2026. As of September 30, 2024, we have drawn $600,829.

APT Cowork

APT is transitioning its services from a coworking agreement to a license agreement based on occupied units instead of total units. We amended the Services Agreement effective September 1, 2024 which reduced the Service Fee from $10.00 per apartment unit per month to $5.00 per occupied apartment unit per month for any unit not covered under the license agreement. In addition, the amendment provides that the services agreement will terminate upon the earlier of i) the unit-by-unit transition resulting in no additional units receiving payment under the coworking agreement; and (ii) September 30, 2025. Under the license agreement, new leases and renewal of existing leases with our residents will have the Service Fee charged directly to them and remitted to APT.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and the related notes included in this supplement.

This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus as supplemented to date.

Overview

Cottonwood Communities, Inc. invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly-owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We hold all of our assets through Cottonwood Residential O.P., LP (“CROP”), our operating partnership. We are the sole member of the sole general partner of CROP and own general partner interests in CROP alongside third party limited partners.

We are a non-listed perpetual-life, net asset value (“NAV”), REIT. We qualified as a REIT for U.S. federal income tax purposes beginning with the taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

As of September 30, 2024, we raised $352.0 million from the sale of common stock in this offering and $267.9 million from the sale of our preferred stock in periodic private offerings to accredited investors (the “Private Offerings”). We have contributed our net proceeds to CROP in exchange for a corresponding number of mirrored OP Units in CROP.

As of our September 30, 2024 NAV, we had a portfolio of $2.3 billion in total assets, with 73.8% of our equity value in operating properties, 13.5% in development and 12.7% in real estate-related structured investments. Refer to the sections entitled “Our Investments” and “Net Asset Value” below for further description of our portfolio and NAV.

Highlights for the Three Months Ended September 30, 2024

The following highlights activities that occurred during the three months ended September 30, 2024:

•Net earnings attributable to common stockholders was $0.11 per diluted share compared to net loss attributable to common stockholders of $(0.20) per diluted share for the same period in the prior year. The improvement was primarily due to the gain on sale of The Marq Highland Park tenant in common interests and the gain from a legal settlement.
•Same store net operating income (“Same Store NOI”) was $22.7 million compared to $23.1 million for the same period in the prior year.
•Funds from operations attributable to common stockholders and unit holders (“FFO”) was $0.08 per diluted share/unit compared to $(0.05) for the same period in the prior year. Core FFO was $0.00 per diluted share/unit, compared to $0.04 for the same period in the prior year. The decrease is primarily due to higher cost of capital, including interest on our preferred stock.
•Net asset value was $12.2714 per share/unit at September 30, 2024, compared to $12.6636 per share/unit at June 30, 2024.
•Sold tenant in common interests in The Marq Highland Park for a net cash consideration of $7.2 million, resulting in a gain on sale of $20.7 million.
•Received $25.5 million for repayment in full of our Astoria West preferred equity investment, accrued interest and participation.
•Refinanced the loan on Alpha Mill and added it to our revolving credit facility.

•Raised $4.0 million of net proceeds from the sale of Series 2023 and Series 2023-A Preferred Stock.
•Raised $9.1 million of net proceeds from the sale of Series A Convertible Preferred Stock.
•Raised $6.3 million of net proceeds from the sale of our common stock issued under this offering.
•Repurchased $10.3 million of common stock and OP Units at an average discount of 3% to NAV.

Highlights for the Nine Months Ended September 30, 2024

The following highlights activities that occurred during the nine months ended September 30, 2024:

•Net loss attributable to common stockholders was $(0.08) per diluted share compared to net loss attributable to common stockholders of $(0.67) per diluted share for the same period in the prior year. The improvement was primarily due to the gain the on sale of Cottonwood West Palm, the gain on the sale of tenant in common interests in The Marq Highland Park, and the gain on a legal settlement.
•Same Store NOI was $69.8 million compared to $69.9 million for the same period in the prior year.
•FFO was $0.03 per diluted share/unit compared to $(0.06) for the same period in the prior year. Core FFO was $0.04 per diluted share/unit, compared to $0.18 for the same period in the prior year. The decrease is primarily due to higher costs of capital, including interest on our preferred stock.
•Net asset value was $12.2714 per share/unit at September 30, 2024, compared to $13.4538 per share/unit at December 31, 2023.
•Funded the final $1.3 million of our $33.4 million preferred equity investment in the 417 Callowhill development.
•Sold Cottonwood West Palm for net proceeds of $34.0 million, recording a net gain on sale of $26.6 million.
•Sold tenant in common interests in The Marq Highland Park for a net cash consideration of $7.2 million, resulting in the deconsolidation of the investment and recognition of a $20.7 million gain on sale with recording the remaining equity method investment at fair value.
•Received $12.1 million for repayment in full of our Lector85 preferred equity investment and accrued interest.
•Received $25.5 million for repayment in full of our Astoria West preferred equity investment, accrued interest and participation.
•Acquired the remaining tenant in common interests of Cottonwood Lighthouse Point and Alpha Mill through the issuance of OP Units.
•Refinanced the construction loans for Cottonwood Broadway and 805 Riverfront with variable rate bridge loans in the amount of $43.4 million and $60.2 million, respectively.
•Refinanced the loan on Alpha Mill and added it to the revolving credit facility.
•Raised $13.7 million of net proceeds from the sale of Series 2023 and Series 2023-A Preferred Stock.
•Raised $32.4 million of net proceeds from the sale of Series A Convertible Preferred Stock.
•Raised $22.5 million of net proceeds from the sale of our common stock issued under this offering.
•Repurchased $40.1 million of common stock and OP Units at an average discount of 3% to NAV.

Our Investments

Information regarding our investments as of September 30, 2024 is as follows:

Stabilized Properties ($ in thousands, except net effective rent)

Property Name	Market	Number of Units	Average Unit Size (Sq Ft)	Purchase Date	Purchase Price		Mortgage Debt Outstanding(1)	Net Effective Rent	Physical Occupancy Rate	Percentage Owned by CROP
Alpha Mill	Charlotte, NC	267	830	May 2021	$69,500		$21,219	$1,673	91.76%	100.00%
Cason Estates	Murfreesboro, TN	262	1,078	May 2021	51,400		37,462	1,542	90.46%	100.00%
Cottonwood Apartments	Salt Lake City, UT	264	834	May 2021	47,300		35,430	1,412	87.88%	100.00%
Cottonwood Bayview	St. Petersburg, FL	309	805	May 2021	95,900		71,417	2,496	92.56%	71.00%
Cottonwood Clermont	Clermont, FL	230	1,111	Sept 2022	85,000		34,613	2,053	93.48%	100.00%
Cottonwood Highland (2)(3)	Salt Lake City, UT	250	745	May 2021	65,210		43,933	1,793	93.20%	36.93%
Cottonwood Lighthouse Point	Pompano Beach, FL	243	996	June 2022	95,500		47,964	2,239	83.13%	100.00%
Cottonwood Reserve	Charlotte, NC	352	1,021	May 2021	77,500		48,049	1,465	91.48%	91.14%
Cottonwood Ridgeview	Plano, TX	322	1,156	May 2021	72,930		65,300	1,819	92.86%	100.00%
Cottonwood Westside	Atlanta, GA	197	860	May 2021	47,900		26,986	1,632	91.37%	100.00%
Enclave on Golden Triangle	Keller, TX	273	1,048	May 2021	51,600		48,400	1,694	93.04%	98.93%
Fox Point	Salt Lake City, UT	398	841	May 2021	79,400		45,633	1,460	92.46%	52.75%
Heights at Meridian	Durham, NC	339	997	May 2021	79,900		53,401	1,591	92.33%	100.00%
Melrose	Nashville, TN	220	951	May 2021	67,400		56,600	1,773	87.73%	100.00%
Melrose Phase II	Nashville, TN	139	675	May 2021	40,350		32,400	1,587	87.05%	100.00%
Parc Westborough	Boston, MA	249	1,008	May 2021	74,000		27,917	2,473	93.98%	100.00%
Park Avenue	Salt Lake City, UT	234	714	May 2021	67,525	(3)	43,453	1,875	94.02%	100.00%
Pavilions	Albuquerque, NM	240	1,162	May 2021	61,100		58,500	1,872	93.75%	96.35%
Raveneaux	Houston, TX	382	1,065	May 2021	57,500		47,400	1,427	94.76%	96.97%
Regatta	Houston, TX	490	862	May 2021	48,100		35,367	1,081	92.02%	100.00%
Retreat at Peachtree City	Peachtree City, GA	312	980	May 2021	72,500		58,412	1,732	93.27%	100.00%
Scott Mountain	Portland, OR	262	927	May 2021	70,700		48,373	1,757	87.02%	95.80%
Stonebriar of Frisco	Frisco, TX	306	963	May 2021	59,200		53,600	1,577	91.50%	84.19%
Sugarmont	Salt Lake City, UT	341	904	May 2021	139,792	(3)	91,200	2,241	88.82%	99.00%	(4)
Summer Park	Buford, GA	358	1,064	May 2021	75,500		52,398	1,577	92.18%	98.68%
The Marq Highland Park (5)	Tampa, FL	239	999	May 2021	65,700		46,802	2,122	94.98%	74.10%
Toscana at Valley Ridge	Lewisville, TX	288	738	May 2021	47,700		32,571	1,284	96.18%	58.60%
Total / Weighted-Average		7,766	944		$1,866,107		$1,264,800	$1,718	91.78%	90.49%

(1) Mortgage debt outstanding is shown as if CROP owned 100% of the property.
(2) Excludes the commercial data in unit count. CROP’s percentage ownership is not proportionate to the total amount CROP invested in the project due to a disproportionate ownership percentage assigned to CROP and related parties as fees and commissions were waived for the sponsor and its affiliates.

(3) These purchase price amounts represent the acquisition date fair value plus subsequent capitalized costs on the projects placed in service.
(4) The one percent interest not owned by us has limited rights, including the right to control on behalf of the joint venture the prosecution and resolution of all litigation, claims, or causes of action that the joint venture has or may have against certain third parties associated with the design and construction of Sugarmont, as well as the obligation to defend any cross claims resulting from these actions.

(5) Data from commercial retail units are excluded from number of units and physical occupancy.

Development/Lease Up Properties ($ in thousands)

Property Name	Market	Units to be Built	Average Unit Size (Sq Ft)	Purchase Date	Total Project Investment	Debt Outstanding (1)	Physical Occupancy Rate (2)	Percentage Owned by CROP
Cottonwood Broadway	Salt Lake City, UT	254	817	May 2021	$79,513	$46,072	86.22%	100.00%
805 Riverfront	West Sacramento, CA	285	746	September 2023	104,635	60,210	85.71%	100.00%
The Westerly (3)	Salt Lake City, UT	198	808	May 2021 (3)	28,432	—	—%	82.45%
Total		737			$212,580	$106,282

(1) Debt outstanding is shown as if CROP owned 100% of the development property.
(2) Cottonwood Broadway and 805 Riverfront were completed in the fourth quarter of 2023. The Westerly is estimated to be completed in the second quarter of 2026.
(3) Construction on The Westerly began in July 2023. The amount above includes contributions from the Block C Joint Venture to The Westerly as of September 30, 2024 including the related land cost and capital expenditures. Refer to the land held for development table below for additional information on the Block C Joint Venture.

Structured Investments ($ in thousands)

Property Name	Market	Investment Type	Date of Initial Investment	Number of Units	Funding Commitment	Amount Funded to Date
417 Callowhill	Philadelphia, PA	Preferred Equity	November 2022	220	$33,413	$33,413
2215 Hollywood	Hollywood, FL	Mezzanine Loan	April 2023	180	10,045	10,045
Monrovia Station (1)	Monrovia, CA	Mezzanine Loan	July 2023	296	20,150	18,623
Infield (2)	Kissimmee, FL	Preferred Equity	November 2023	384	11,400	11,400
Total				1,080	$75,008	$73,481

(1) We funded the remaining $1.5 million commitment on Monrovia Station in October 2024.
(2) An additional $1.3 million of preferred equity was committed and funded to the Infield project in October 2024.

Land Held for Development ($ in thousands)

Property Name	Market	Acreage	Purchase Date	Total Investment Amount	Percentage Owned by CROP
Block C Joint Venture (1)	Salt Lake City, UT	1.69 acres	May 2021	$30,995	82.45%
3300 Cottonwood	Salt Lake City, UT	1.76 acres	October 2021	7,521	100.00%
Galleria	Salt Lake City, UT	26.07 acres	September 2022	29,661	100.00%
Total				$68,177

(1) The Block C Joint Venture includes land held for development for Millcreek North and The Archer multifamily development projects as well as cash held at the joint venture for future investment. The Block C joint venture also includes The Westerly, which is reflected in the separate development property table above.

Results of Operations

Our results of operations for the three and nine months ended September 30, 2024 and 2023 are as follows ($ in thousands, except share and per share data):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	Change	2024	2023	Change
Revenues
Rental and other property revenues	$37,335	$35,977	$1,358	$108,756	$106,446	$2,310
Property management revenues	2,025	2,133	(108)	6,407	7,744	(1,337)
Other revenues	1,206	768	438	2,980	1,190	1,790
Total revenues	40,566	38,878	1,688	118,143	115,380	2,763
Operating expenses
Property operations expense	15,247	13,579	1,668	42,564	39,572	2,992
Property management expense	4,336	4,441	(105)	13,621	12,963	658
Asset management fee	3,125	4,243	(1,118)	9,398	13,609	(4,211)
Depreciation and amortization	17,596	14,646	2,950	49,749	43,635	6,114
General and administrative expenses	3,001	2,288	713	5,946	7,935	(1,989)
Total operating expenses	43,305	39,197	4,108	121,278	117,714	3,564
Loss from operations	(2,739)	(319)	(2,420)	(3,135)	(2,334)	(801)
Equity in earnings of unconsolidated real estate entities	1,361	1,438	(77)	4,979	5,067	(88)
Interest income	435	517	(82)	1,403	1,412	(9)
Interest expense	(22,291)	(19,464)	(2,827)	(65,406)	(54,171)	(11,235)
Gain on sale of real estate assets	20,668	—	20,668	47,311	1,031	46,280
Gain on legal settlement	16,020	—	16,020	16,020	—	16,020
Gain on consolidation of development	—	4,452	(4,452)	—	4,452	(4,452)
Other expense	(2,670)	(218)	(2,452)	(2,553)	(223)	(2,330)
Income (loss) before income taxes	10,784	(13,594)	24,378	(1,381)	(44,766)	43,385
Income tax (expense) benefit	(159)	31	(190)	(191)	338	(529)
Net income (loss)	10,625	(13,563)	24,188	(1,572)	(44,428)	42,856
Net (income) loss attributable to noncontrolling interests:
Limited partners	(4,168)	6,593	(10,761)	1,027	21,304	(20,277)
Partially owned entities	(2,381)	12	(2,393)	(808)	(71)	(737)
Net income (loss) attributable to controlling interests	4,076	(6,958)	11,034	(1,353)	(23,195)	21,842
Less preferred stock dividends	$672	$—	$672	$1,286	$—	$1,286
Net earnings (losses) attributable to common stockholders	$3,404	$(6,958)	$10,362	$(2,639)	$(23,195)	$20,556

Weighted-average common shares outstanding - basic and diluted	31,732,893	34,037,337	(2,304,444)	31,654,014	34,874,921	(3,220,907)

Net earnings (losses) per common share - basic and diluted	$0.11	$(0.20)	$0.31	$(0.08)	$(0.67)	$0.59

Comparison of the Three Months Ended September 30, 2024 and 2023

Rental and Other Property Revenues

Rental and other property revenues increased $1.4 million primarily due to an increase of $3.3 million as a result of the consolidation of several properties (Melrose Phase II, Cottonwood Lighthouse Point and Alpha Mill) after July 2023, and an increase of $2.9 million from lease up of several development properties (805 Riverfront, Cottonwood Broadway, and Cottonwood Highland) completed in late 2023. This was offset by a decrease of $5.2 million from the sale of Cottonwood One Upland in December 2023, the sale of Cottonwood West Palm in February 2024, and the sale of tenant in common interests in The Marq Highland Park in July 2024, which caused the property to be deconsolidated. The remaining increase is due to additional revenue from stabilized properties.

Property Operations Expense

Property operations expense increased $1.7 million primarily due to an increase of $1.4 million from the consolidation of Melrose Phase II, Cottonwood Lighthouse Point and Alpha Mill, and an increase of $1.4 million from the completion of 805 Riverfront, Cottonwood Broadway, and Cottonwood Highland. Insurance claims also increased. This was offset by a decrease of $1.9 million from the sale of Cottonwood One Upland, the sale of Cottonwood West Palm, and the sale of tenant in common interests in The Marq Highland Park.

Management Fees

Management fees to our advisor decreased $1.1 million due to the decrease in net asset values under management for the three months ended September 30, 2024 compared to the same period in the prior year.

Interest Expense

Interest expense increased $2.8 million primarily due to an increase of $1.4 million from the consolidation of Melrose Phase II, Cottonwood Lighthouse Point and Alpha Mill, an increase of $3.0 million due to interest no longer being capitalized on our development projects, 805 Riverfront, Cottonwood Broadway, and Cottonwood Highland, as a result of their completion, $1.1 million from the refinance of Alpha Mill, and $0.6 million from the issuance of 2023 Preferred Stock. This was offset by a $1.3 million reduction in interest expense from discounts on Series 2019 Preferred being fully accreted, a $1.6 million reduction in interest expense from the sales of Cottonwood One Upland, Cottonwood West Palm, and tenant in common interests in The Marq Highland Park, and a reduction in mortgage interest of $0.4 million.

Gain on Sale of Real Estate Assets

The $20.7 million gain on sale of real estate was from the sale of tenant in common interests in The Marq Highland Park in July 2024.

Gain on Legal Settlement

The gain on legal settlement was due to an agreement to settle all matters in dispute with certain contractors that arose from the development of Sugarmont through a payment of $4.3 million. As a result of the settlement agreement, contingent liabilities of $11.7 million were removed and a gain of $16.0 million was recognized.

Gain on Consolidation of Development

The $4.5 million gain on consolidation of development was from the consolidation of the 805 Riverfront development project in September 2023.

Comparison of the Nine Months Ended September 30, 2024 and 2023

Rental and Other Property Revenues

Rental and other property revenues increased $2.3 million primarily due to an increase of $6.7 million as a result of the consolidation of several properties (Melrose Phase II, Cottonwood Lighthouse Point and Alpha Mill) after June 2023, and an increase of $4.6 million from the lease up of several development properties (805 Riverfront, Cottonwood Broadway, and Cottonwood Highland) completed in late 2023. This was offset by a decrease of $12.1 million from the sale of Cottonwood One Upland in December 2023, the sale of Cottonwood West Palm in February 2024, and the sale of a tenant in common interests in The Marq Highland Park in July 2024, which caused the property to be deconsolidated. The remaining $3.1 million increase is due to higher rents at stabilized properties.

Other Revenues

Other revenues increased $1.8 million from interest on our 2215 Hollywood and Monrovia Station loan investments.

Property Operations Expense

Property operations expense increased $3.0 million due to an increase of $2.7 million from the consolidation of Melrose Phase II, Cottonwood Lighthouse Point and Alpha Mill, and an increase of $3.4 million from the completion of the 805 Riverfront, Cottonwood Broadway, and Cottonwood Highland developments. Insurance costs also increased by $1.0 million. This was offset by a decrease of $3.7 million from the sale of Cottonwood One Upland, the sale of Cottonwood West Palm, and the sale of tenant in common interests in The Marq Highland Park. Tax expenses also decreased by $1.6 million.

Management Fees

Management fees to our advisor decreased $4.2 million due to the decrease in net asset values under management for the nine months ended September 30, 2024 compared to the same period in the prior year.

Interest Expense

Interest expense increased $11.2 million primarily due to an increase of $2.7 million from the consolidation of Melrose Phase II, Cottonwood Lighthouse Point and Alpha Mill, an increase of $7.8 million due to interest no longer being capitalized on our development projects, 805 Riverfront, Cottonwood Broadway, and Cottonwood Highland, as a result of their completion, $3.5 million from the issuance of 2023 Preferred Stock, $2.8 million from mortgage interest, and $1.5 million from losses on debt extinguishments. This was offset by a $3.8 million reduction in interest expense from discounts on Series 2019 Preferred being fully accreted, a $3.2 million reduction in interest expense from the sales of Cottonwood One Upland, Cottonwood West Palm, and tenant in common interests in The Marq Highland Park.

Gain on Sale of Real Estate Assets

The $47.3 million gain on sale of real estate in the nine months ended September 30, 2024 was from the $26.6 million gain on the sale of Cottonwood West Palm in February 2024 and the $20.7 million gain on the sale of tenant in common interests in The Marq Highland Park in July 2024. The $1.0 million gain on sale of real estate in the nine months ended September 30, 2023 was from the sale of tenant in common interests in Cottonwood Lighthouse Point in February 2023.

Gain on Legal Settlement

The gain on legal settlement was due to an agreement to settle all matters in dispute with certain contractors that arose from the development of Sugarmont through a payment of $4.3 million. As a result of the settlement agreement, contingent liabilities of $11.7 million were removed and a gain of $16.0 million was recognized.

Gain on Consolidation of Development

The $4.5 million gain on consolidation of development was from the consolidation of the 805 Riverfront development project in September 2023.

Same Store Results of Operations

Net operating income (“NOI”) is a supplemental non-GAAP measure of our property operating results. We define NOI as operating revenues less operating expenses for stabilized properties, both consolidated and unconsolidated. While we believe our net income (loss), as defined by GAAP, to be the most appropriate measure to evaluate our overall performance, we consider NOI to be an appropriate supplemental performance measure. We believe NOI provides useful information to our investors regarding our results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, interest expense, gains on sale of real estate, other income and expense, and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI, therefore, our investors should consider net income (loss) as the primary indicator our overall financial performance.

We evaluate the performance of our operating properties using a same store analysis because the population of properties is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. Our same store portfolio includes consolidated and unconsolidated stabilized properties which we manage and have ownership interests in for the entirety of both current and prior years. Operating properties excluded from same store include development properties that have undergone lease up, properties that have been acquired and/or consolidated during the same store reporting period, and properties that have been sold during the same store reporting period. We believe the drivers of NOI for our consolidated stabilized properties listed above are generally the same for our unconsolidated properties, of which we own on average 64.1%. Therefore we evaluate same store NOI based on our ownership in the properties within the same store portfolio. Our same store analysis may not be comparable to that of other real estate companies and should not be considered to be more relevant or accurate in evaluating our operating performance than current GAAP methodology.

For the three and nine months ended September 30, 2024, our same store portfolio consisted of 22 consolidated properties, representing approximately 6,300 units, and 4 unconsolidated properties, representing approximately 1,200 units.

The following table reconciles rental and other property revenues less property operations expense (“Consolidated Property NOI”) from the condensed consolidated statements of operations to Same Store NOI for the three and nine months ended September 30, 2024 and 2023 ($ in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Reconciliation of Consolidated Property NOI to Same Store NOI
Rental and other property revenues	$37,335	$35,977	$108,756	$106,446
Property operations expense	15,247	13,579	42,564	39,572
Consolidated Property NOI	22,088	22,398	66,192	66,874
Less: Non-same store NOI
Lease up properties	(1,879)	(28)	(2,250)	(10)
Sold properties	244	(2,708)	(643)	(7,999)
Non-core property expenses, net	105	128	(685)	609
NOI attributable to noncontrolling interests	(418)	(605)	(1,624)	(1,820)
Same store NOI from consolidated activity	20,140	19,185	60,990	57,654
Same store NOI from unconsolidated activity	2,522	3,958	8,785	12,203
Same store NOI	$22,662	$23,143	$69,775	$69,857

The following table reconciles equity in earnings of unconsolidated real estate entities from the condensed consolidated statements of operations to same store net operating income from unconsolidated properties ($ in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Equity in earnings of unconsolidated real estate entities	$1,361	$1,438	$4,979	$5,067
Adjustments to arrive at same store net operating income
Equity in earnings from preferred equity investments	(2,451)	(2,970)	(8,309)	(8,948)
Equity in losses from depreciation and amortization	1,462	2,318	5,075	6,532
Non-same store property equity in earnings (losses)	(65)	(5)	248	93
Equity in losses on non-core property expense and other adjustments (1)	2,215	3,177	6,792	9,459
Same store NOI - unconsolidated properties	$2,522	$3,958	$8,785	$12,203

(1) Property management expenses and other expenses charged by us to our consolidated properties are eliminated. For consistency with consolidated property NOI, same store NOI - unconsolidated properties has been adjusted to remove property management expenses and other expenses at unconsolidated properties that are eliminated with consolidated properties. We apply our ownership percentage at September 30, 2024 for all periods presented. Since equity in earnings is calculated using our ownership percentage throughout the year (which may change as interests are acquired or sold), adjustments have also been made to apply the ownership percentage at September 30, 2024 throughout the reporting period to be consistent with consolidated property NOI.

Comparison of the Three and Nine Months Ended September 30, 2024 and 2023

Same store NOI decreased slightly for the three months ended September 30, 2024 and remained consistent for the nine months ended September 30, 2024 when compared to the same periods in the prior year. The weighted-average rents for the same store portfolio were $1,715 and $1,727, while the weighted-average occupancy rate for the same store portfolio was 91.7% and 93.5% at September 30, 2024 and 2023, respectively. For the three months ended September 30, 2024, property payroll, real estate taxes and turnover costs increased when compared to the same period in the prior year. For the nine months ended September 30, 2024, property payroll, insurance and turnover costs increased.

Funds from Operations

We believe funds from operations, or FFO, is a beneficial indicator of the performance of an equity REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), gains and losses from change in control, impairment losses on real estate assets, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for our share of unconsolidated partnerships and joint ventures.

We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

We adjust FFO by the items below to arrive at Core FFO. Our management uses Core FFO as a measure of our operating performance. Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We believe these measures are useful to investors because they facilitate an understanding of our operating performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance.

The following table presents the calculation of FFO and Core FFO ($ in thousands, except share and per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net income (loss) attributable to controlling interests	$4,076	$(6,958)	$(1,353)	$(23,195)
Adjustments to arrive at FFO:
Real estate-related depreciation and amortization	16,965	13,854	47,799	41,265
Depreciation and amortization from unconsolidated real estate entities	2,010	2,318	5,623	6,532
Gain on sale of real estate assets	(20,668)	—	(47,311)	(1,031)
Gain on consolidation of development	—	(4,452)	—	(4,452)
Income (loss) allocated to noncontrolling interests - limited partners	4,168	(6,593)	(1,027)	(21,304)
Amount attributable to above from noncontrolling interests - partially owned entities	(855)	(1,170)	(1,866)	(1,644)
Funds from operations attributable to common stockholders and unit holders	5,696	(3,001)	1,865	(3,829)
Adjustments:
Gain on legal settlement	(16,020)	—	(16,020)	—
Amortization of intangible assets	632	792	1,950	2,370
Amortization of debt issuance costs	958	625	2,545	1,681
Accretion of discount on preferred stock	773	1,983	2,191	5,120
Share-based compensation	1,019	484	3,018	2,212
Promote from incentive allocation agreement (tax effected)	—	(29)	(40)	(119)
Losses (gains) on debt extinguishment	1,115	(98)	2,554	1,037
Losses (gains) on derivatives	3,773	(194)	3,762	(389)
Legal costs and settlements, net	18	252	(2,184)	1,298
Other adjustments (1)	(160)	334	(113)	584
Amount attributable to above from noncontrolling interests and unconsolidated entities	2,502	1,277	3,433	2,070
Core funds from operations attributable to common stockholders and unit holders	$306	$2,425	$2,961	$12,035

FFO per common share and unit - diluted	$0.08	$(0.05)	$0.03	$(0.06)
Core FFO per common share and unit - diluted	$0.00	$0.04	$0.04	$0.18
Weighted-average diluted common shares and units outstanding - FFO and Core FFO	67,021,490	66,287,718	65,914,325	66,967,782

(1) Other adjustments include acquisition fees and expenses, insurance losses, and other miscellaneous non-cash or non-recurring items.

Weighted-average dilutive common shares and units for FFO and Core FFO is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Dilutive weighted-average Series A Convertible Preferred shares	2,845,355	—	1,854,793	—
Weighted-average common shares	31,732,893	34,037,337	31,654,014	34,874,921
Weighted-average limited partnership units	32,443,242	32,250,381	32,405,518	32,092,861
Weighted-average common shares and units outstanding	67,021,490	66,287,718	65,914,325	66,967,782

    Refer to “Results of Operations” and “Same Store Results of Operations” above for further detail.

Net Asset Value

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our net asset value (“NAV”). Pursuant to these valuation procedures, we computed a September 30, 2024 NAV per share for our outstanding Class T, Class D, Class I, and Class A shares of $12.2714.

The purchase price per share for each class of common stock will vary and will generally equal our prior month’s NAV per share, as determined monthly, plus applicable upfront selling commissions and dealer manager fees. Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a detailed description of our valuation guidelines.

CROP has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent CROP has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of CROP on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock, as well as the partnership interests of CROP held by parties other than us. The following table sets forth the components of our NAV as of September 30, 2024 ($ in thousands except share data):

Components of NAV*	As of September 30, 2024
Investments in Multifamily Operating Properties	$1,922,378
Investments in Multifamily Development Properties	250,113
Investments in Real Estate-Related Structured Investments	90,039
Investments in Land Held for Development	43,889
Operating Company and Other Net Current Assets	7,674
Cash and Cash Equivalents	15,383
Secured Real Estate Financing	(1,242,270)
Subordinated Unsecured Notes	(41,358)
Preferred Equity	(222,500)
Convertible Preferred Equity	(39,140)
Net Asset Value	$784,208
Fully-diluted Shares/Units Outstanding	63,905,492

* Presented as adjusted for our economic ownership percentage in each asset.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2024 ($ in thousands, except share and per share data):

	Class
	T	D	I	A	OP(1)	Total
As of September 30, 2024
Monthly NAV	$51,339	$4,358	$72,095	$259,626	$396,790	$784,208
Fully-diluted Outstanding Shares/Units	4,183,644	355,180	5,875,025	21,157,039	32,334,604	63,905,492
NAV per Fully-diluted Share/Unit	$12.2714	$12.2714	$12.2714	$12.2714	$12.2714

(1) Includes the partnership interests of CROP held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other CROP interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the September 30, 2024, valuations of our real property assets, based on property types.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.83%	5.46%
Development Assets	6.62%	5.25%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.4%	2.0%
	0.25% increase	(2.3)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	3.4%	3.2%
	0.25% increase	(3.0)%	(2.8)%

* Presented as adjusted for our economic ownership percentage in each asset.

The following table reconciles stockholders’ equity and CROP partners’ capital per our condensed consolidated balance sheet to our NAV ($ in thousands):

September 30, 2024
Stockholders’ equity	$232,782
Non-controlling interests attributable to limited partners	204,016
$436,798
Adjustments at share:
Accumulated depreciation and amortization, consolidated and unconsolidated entities	$218,132
Deferred tax liability	438
Discount on preferred stock	(8,811)
Derivative assets	(2,259)
Convertible preferred shares	(39,140)
Unrealized net real estate and debt appreciation	175,634
Other	3,416
NAV	$784,208

The following describes the adjustments to reconcile GAAP stockholders’ equity and CROP partners' capital per our condensed consolidated balance sheet to our NAV:

•We depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of determining our NAV. Accumulated depreciation and amortization associated with our investments in unconsolidated real estate entities is also not recorded for purposes of determining our NAV.
•We exclude deferred tax assets and liabilities unless a refund or payment is likely or probable.
•Derivative assets and liabilities are not included in NAV until the settlement of the derivative is likely to occur.
•Our preferred stock that is mandatorily redeemable is accounted for as a liability with associated issuance costs deferred and amortized under GAAP. These issuance costs are excluded for purposes of determining our NAV.
•Convertible preferred shares are treated as a reduction to NAV.
•Our investments in real estate are presented under historical cost in our GAAP consolidated financial statements. Additionally, our mortgage notes, revolving credit facility and construction loans are presented at their carrying value in our consolidated GAAP financial statements. As such, any increases or decreases in the fair market value of our investments in real estate or our debt instruments are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate and our instruments are recorded at fair value.

Policies Regarding Operating Expenses

Our advisor must reimburse us the amount by which our aggregate total operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income (the 2%/25% Limitation), unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. For the four consecutive quarters ended September 30, 2024, our total operating expenses were less than the 2%/25% Limitation.

Liquidity and Capital Resources

Our principal demands for funds during the short and long-term are and will be for the acquisition of multifamily apartment communities and investments in multifamily real estate-related assets, including funding commitments on our structured investments; operating expenses, including the management fee we pay to our advisor and the performance participation allocation (when applicable); capital expenditures, including those on our development projects; general and administrative expenses; payments under debt obligations; repurchases of common and preferred stock; and payments of distributions to stockholders. We will obtain the capital required to purchase multifamily apartment communities and make investments in multifamily real estate-related assets and conduct our operations from the proceeds of the Private Offerings, this offering, our credit facilities, other secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of the properties, the interest rate environment and inflation which could increase our expenses, the satisfaction of REIT dividend requirements and the volume of repurchase requests under our share purchase program. Though we have seen an increase in the amount of repurchase requests over the last twelve months, all such requests have been satisfied and the volume of repurchase requests slowed over the third quarter of this year. Due to commitments on our structured investments and development projects, which we believe will be accretive to our portfolio, our available cash to fund repurchase requests is limited. We completed the sale of Cottonwood One Upland (closed December 2023) and Cottonwood West Palm (closed February 2024) to strengthen our liquidity position and enhance our ability to fund repurchase requests and anticipate we will be able to fully fund repurchase requests. To continue to bolster our liquidity position, we may pursue additional strategic asset sales in the future or seek additional sources of capital.

As of September 30, 2024, we have $808.2 million of fixed rate debt and $366.5 million of variable rate debt, which includes $43.9 million of construction loans. We have interest rate cap hedging instruments on $167.1 million, or 46%, of our variable rate debt. In addition, CROP has issued unsecured promissory notes in several private placement offerings, in an aggregate amount of $41.4 million as of September 30, 2024.

We have a credit facility in place with JP Morgan that provides us with additional liquidity. Our JP Morgan Revolving Credit Facility, which was amended due to the sale of Cottonwood One Upland in December 2023, has a variable rate and is secured by Parc Westborough and Alpha Mill, which was added in August 2024. We may obtain advances secured against Parc Westborough and Alpha Mill up to $100.0 million on the JP Morgan Revolving Credit Facility. We can draw upon or pay down the JP Morgan Revolving Credit Facility at our discretion, subject to loan-to-value requirements, debt service coverage ratios and other covenants and restrictions as set forth in the loan documents. As of September 30, 2024, we had $26.9 million of available capacity on the JP Morgan Revolving Credit Facility, with advances of $49.1 million on a borrowing capacity of $76.0 million due to the current interest rate environment and the applicable debt-service coverage ratio.

One of our principal long-term liquidity requirements includes the repayment of maturing debt. Aggregate maturities will be $41.5 million for the year ended December 31, 2024 and for the years ending 2025 through 2028 will be $107.4 million, $142.0 million, $364.0 million, and $72.3 million, respectively, and $488.9 million in the aggregate thereafter. Of the $41.5 million maturing during the current year ended December 31, 2024, $21.4 million relates to our 2019 6% Unsecured Promissory Notes, which can be extended to December 31, 2025.

We have issued and outstanding Series 2019 Preferred Stock, Series 2023 Preferred Stock and Series 2023-A Preferred Stock, each of which are similar in nature and are classified as liabilities on our condensed consolidated balance sheets due to the mandatory redemption of these instruments on a fixed date for a fixed amount. Each series must be redeemed for cash at a redemption price per share equal to $10.00 plus any accrued and unpaid dividends, to the extent there are funds legally available, on the redemption date.

The Series 2019 Preferred Stock redemption date is December 31, 2024, subject to an additional one-year extension at our option. The Series 2023 Preferred Stock redemption date is June 30, 2027, subject to two one-year extensions at our option. The Series 2023-A Preferred Stock redemption date is December 31, 2027. As of September 30, 2024, we had 12.1 million shares outstanding for our Series 2019 Preferred Stock, 9.8 million shares outstanding for our Series 2023 Preferred Stock, and 0.3 million shares outstanding for our Series 2023-A Preferred Stock. The redemption price for our preferred stock is $10.00 per share.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to pay offering costs in connection with our securities offerings, as well as make certain payments to our advisor pursuant to the terms of our advisory management agreement.

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash ($ in thousands):

	Nine Months Ended September 30,
	2024	2023
Net cash provided by (used in) operating activities	$19,068	$(17,578)
Net cash provided by (used in) investing activities	56,710	(29,186)
Net cash (used in) provided by financing activities	(65,748)	61,764
Net increase in cash and cash equivalents and restricted cash	$10,030	$15,000

Net cash flows from operating activities improved by $36.6 million compared to the same period in the prior year primarily due to the absence of a performance participation allocation payment in 2024, which was $20.3 million in 2023, and $12.7 million in accrued interest received from the payoff of two preferred equity investments in 2024. Other increases include rate cap purchases in 2023 that did not occur in 2024, cash from the operations of properties consolidated after September 30, 2023, large legal fee refunds in 2024, reduced asset management fees, and prepaid lease payments. This was offset by decreased cash from the sale of One Upland and Cottonwood West Palm, and higher interest costs.

Net cash flows from investing activities increased by $85.9 million compared to the same period in the prior year. Cash flows provided by investing activities during the nine months ended September 30, 2024 included $87.7 million received from the sale of Cottonwood West Palm and tenant in common interests in The Marq Highland Park, $24.9 million from the payoff of our preferred equity investment in Lector85 and Astoria West, and $4.5 million in cash acquired with the consolidation of Cottonwood Lighthouse Point and Alpha Mill. This was offset by $39.0 million in cash used for development projects, $20.1 million funded toward mezzanine loans, and $1.3 million funded toward preferred equity investments. Cash flows used in investing activities during the nine months ended September 30, 2023 included $18.1 million of capital returned from investments in unconsolidated entities upon refinance and $4.7 million in net cash from the sale of tenant in common interests in Cottonwood Lighthouse Point and $5.8 million from the consolidation of Melrose Phase II and Riverfront, offset by $32.8 million in cash used for development projects and capital improvements, $17.6 million funded in preferred equity investments, and $7.3 million funded toward mezzanine loans.

Net cash flows from financing activities decreased by $127.5 million compared to the same period in the prior year. This is primarily due to a decrease of $111.7 million in borrowings on our revolving credit facility, mortgage notes and construction loans, a decrease of $57.2 million in proceeds from the issuance of preferred stock, a $1.9 million increase in preferred stock redemptions, and the $15.3 million payoff of the preferred interest liability upon refinance of 805 Riverfront.

This was offset by $32.1 million in net proceeds received from the issuance of Series A Convertible Preferred Stock, a decrease of $25.1 million in redemptions of common stock, and $2.4 million in fewer distributions.

Distributions

The following table shows distributions paid and cash flow provided by (used in) operating activities during the nine months ended September 30, 2024 and the year ended December 31, 2023 ($ in thousands):

	Nine Months Ended September 30, 2024	Year Ended December 31, 2023
Distributions paid in cash - convertible preferred stockholders	$1,056	$4
Distributions paid in cash - common stockholders	14,705	21,871
Distributions paid in cash to noncontrolling interests - limited partners	17,799	23,233
Distributions of DRP (reinvested)	2,330	2,353
Total distributions (1)	$35,890	$47,461

Source of distributions (2)
Paid from cash flows provided by operations	$20,154	$4,693
Paid from proceeds from realized investments	13,406	—
Paid from additional borrowings	—	40,415
Paid from offering proceeds	—	—
Offering proceeds from issuance of common stock pursuant to the DRP	2,330	2,353
Total sources	$35,890	$47,461

Net cash provided by (used in) operating activities (2)	$19,068	$(22,569)

(1) Distributions are paid on a monthly basis. In general, distributions for all record dates of a given month are paid on or about the fifth business day of the following month.
(2) The allocation of total sources are calculated on a quarterly basis. Generally, for purposes of determining the source of our distributions paid, we assume first that we use positive cash flow from operating activities from the relevant or prior quarter to fund distribution payments. As such, amounts reflected above as distributions paid from cash flows provided by operations may be from prior quarters which had positive cash flow from operations.

For the nine months ended September 30, 2024, distributions declared to convertible preferred stockholders, common stockholders and limited partners were $1.3 million, $17.0 million and $17.8 million, respectively. For the nine months ended September 30, 2024, we paid cash distributions to convertible preferred stockholders, common stockholders and limited partners of $1.1 million, $14.7 million and $17.8 million, respectively. For the nine months ended September 30, 2024, our net loss was $1.6 million. Cash flows provided by operating activities for the nine months ended September 30, 2024 was $19.1 million.

Critical Accounting Policies

Please refer to Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the period ending December 31, 2023 for discussions of our critical accounting estimates. As of September 30, 2024, our critical accounting estimates have not changed from those described in that report.

Subsequent Events
Monrovia Station Funding
On October 9, 2024, we funded the remaining $1.5 million commitment on the Monrovia Station Junior Mezzanine Loan.

Infield Funding

On October 17, 2024, we increased our commitment by an additional $1.3 million on the Infield preferred equity investment, and funded the additional amount at the same time, bringing our total funding to $12.7 million.

Block C Note

On November 12, 2024, the board approved a promissory note in favor of Block C. Pursuant to the terms of the promissory note, effective January 1, 2025, CROP may borrow, on a revolving basis, up to $10.0 million. Amounts advanced under the note, plus any interest on the unpaid principal advanced is due and payable by January 31, 2025, subject to one 14-day extension.

Experts

The statements included in this supplement under “October 31, 2024 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.

Cottonwood Communities, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except share and per share data)

	September 30, 2024	December 31, 2023
Assets	(Unaudited)
Real estate assets, net	$1,682,152	$1,649,146
Investments in unconsolidated real estate entities	110,025	185,716
Investments in real estate-related loans, net	28,490	8,703
Cash and cash equivalents	64,978	63,800
Restricted cash	35,865	27,013
Other assets	33,091	29,464
Total assets	$1,954,601	$1,963,842
Liabilities, Equity, and Noncontrolling Interests
Liabilities
Mortgage notes and revolving credit facility, net	$1,120,563	$1,022,452
Construction loans, net	43,933	129,991
Preferred stock, net	213,689	201,621
Preferred interest liability	—	15,300
Unsecured promissory notes, net	41,358	41,883
Accounts payable, accrued expenses and other liabilities	69,583	81,048
Total liabilities	1,489,126	1,492,295
Commitments and contingencies (Note 11)
Equity and noncontrolling interests
Stockholders' equity
Series A Convertible Preferred Stock, $0.01 par value, 15,000,000 shares authorized at $10.00 per share; 3,916,031 and 215,277 shares issued and outstanding at September 30, 2024and December 31, 2023, respectively.	33,931	1,569
Common stock, Class T shares, $0.01 par value, 275,000,000 shares authorized; 4,183,644 and 3,917,218 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively.	42	39
Common stock, Class D shares, $0.01 par value, 275,000,000 shares authorized; 355,180 and 202,743 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively.	4	2
Common stock, Class I shares, $0.01 par value, 275,000,000 shares authorized; 5,819,725 and 4,296,443 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively.	58	43
Common stock, Class A shares, $0.01 par value, 125,000,000 shares authorized; 21,157,039 and 23,231,877 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively.	205	226
Additional paid-in capital	375,081	373,954
Accumulated distributions - Series A Convertible Preferred	(1,301)	(14)
Accumulated distributions - common stock	(79,124)	(62,114)
Accumulated deficit	(96,114)	(94,761)
Total stockholders' equity	232,782	218,944
Noncontrolling interests
Limited partners	204,016	221,617
Partially owned entities	28,677	30,986
Total noncontrolling interests	232,693	252,603
Total equity and noncontrolling interests	465,475	471,547
Total liabilities, equity and noncontrolling interests	$1,954,601	$1,963,842

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues
Rental and other property revenues	$37,335	$35,977	$108,756	$106,446
Property management revenues	2,025	2,133	6,407	7,744
Other revenues	1,206	768	2,980	1,190
Total revenues	40,566	38,878	118,143	115,380
Operating expenses
Property operations expense	15,247	13,579	42,564	39,572
Property management expense	4,336	4,441	13,621	12,963
Asset management fee	3,125	4,243	9,398	13,609
Depreciation and amortization	17,596	14,646	49,749	43,635
General and administrative expenses	3,001	2,288	5,946	7,935
Total operating expenses	43,305	39,197	121,278	117,714
Loss from operations	(2,739)	(319)	(3,135)	(2,334)
Equity in earnings of unconsolidated real estate entities	1,361	1,438	4,979	5,067
Interest income	435	517	1,403	1,412
Interest expense	(22,291)	(19,464)	(65,406)	(54,171)
Gain on sale of real estate assets	20,668	—	47,311	1,031
Gain on legal settlement	16,020	—	16,020	—
Gain on consolidation of development	—	4,452	—	4,452
Other expense	(2,670)	(218)	(2,553)	(223)
Income (loss) before income taxes	10,784	(13,594)	(1,381)	(44,766)
Income tax (expense) benefit	(159)	31	(191)	338
Net income (loss)	10,625	(13,563)	(1,572)	(44,428)
Net (income) loss attributable to noncontrolling interests:
Limited partners	(4,168)	6,593	1,027	21,304
Partially owned entities	(2,381)	12	(808)	(71)
Net income (loss) attributable to controlling interests	4,076	(6,958)	(1,353)	(23,195)
Less preferred stock dividends	672	—	1,286	—
Net earnings (losses) attributable to common stockholders	$3,404	$(6,958)	$(2,639)	$(23,195)

Weighted-average common shares outstanding - basic and diluted	31,732,893	34,037,337	31,654,014	34,874,921

Net earnings (losses) per common share - basic and diluted	$0.11	$(0.20)	$(0.08)	$(0.67)

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Stockholders' Equity
(Unaudited)
(in thousands)

		Cottonwood Communities, Inc. Stockholders' Equity									Noncontrolling interests
	Series A Convertible Preferred Stock	Par Value - Common Stock				Additional Paid-In Capital	Accumulated Distributions		Accumulated Deficit	Total Stockholders' Equity	Limited Partners	Partially Owned Entities	Total Equity and Noncontrolling Interests
		Class T	Class D	Class I	Class A		Convertible Preferred	Common Stock
Balance at January 1, 2024	$1,569	$39	$2	$43	$226	$373,954	$(14)	$(62,114)	$(94,761)	$218,944	$221,617	$30,986	$471,547
Issuance of Series A Convertible Preferred Stock	13,608	—	—	—	—	—	—	—	—	13,608	—	—	13,608
Offering Costs - Series A Convertible Preferred Stock	(1,713)	—	—	—	—	—	—	—	—	(1,713)	—	—	(1,713)
Issuance of common stock	—	1	—	3	—	5,976	—	—	—	5,980	—	—	5,980
Offering costs - common stock	—	—	—	—	—	(88)	—	—	—	(88)	—	—	(88)
Distribution reinvestment	—	—	—	—	—	724	—	—	—	724	—	—	724
Common stock/OP Units repurchased	—	(1)	—	(1)	(7)	(12,575)	—	—	—	(12,584)	(1,968)	—	(14,552)
Exchanges and transfers	—	—	—	1	—	612	—	—	—	613	(613)	—	—
OP Units issued for real estate interests	—	—	—	—	—	—	—	—	—	—	3,322	—	3,322
Share-based compensation	—	—	—	—	—	53	—	—	—	53	929	—	982
Distributions to investors	—	—	—	—	—	—	(143)	(5,656)	—	(5,799)	(5,887)	(39)	(11,725)
Net income (loss)	—	—	—	—	—	—	—	—	3,919	3,919	3,856	(712)	7,063
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	1,914	—	—	—	1,914	(1,914)	—	—
Balance at March 31, 2024	$13,464	$39	$2	$46	$219	$370,570	$(157)	$(67,770)	$(90,842)	$225,571	$219,342	$30,235	$475,148
Issuance of Series A Convertible Preferred Stock	12,969	—	—	—	—	—	—	—	—	12,969	—	—	12,969
Offering Costs - Series A Convertible Preferred Stock	(1,570)	—	—	—	—	—	—	—	—	(1,570)	—	—	(1,570)
Issuance of common stock	—	3	1	6	—	11,714	—	—	—	11,724	—	—	11,724
Offering costs - common stock	—	—	—	—	—	(1,048)	—	—	—	(1,048)	—	—	(1,048)
Distribution reinvestment	—	—	—	—	—	774	—	—	—	774	—	—	774
Common stock/OP Units repurchased	—	(1)	—	(1)	(9)	(13,413)	—	—	—	(13,424)	(1,848)	—	(15,272)
Exchanges and transfers	—	—	—	4	—	5,364	—	—	—	5,368	(5,368)	—	—
OP Units issued for real estate interests	—	—	—	—	—	—	—	—	—	—	10,891	—	10,891
Share-based compensation	—	—	—	—	—	70	—	—	—	70	947	—	1,017
Distributions to investors	—	—	—	—	—	—	(471)	(5,672)	—	(6,143)	(6,016)	(27)	(12,186)
Net loss	—	—	—	—	—	—	—	—	(9,348)	(9,348)	(9,051)	(861)	(19,260)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	1,111	—	—	—	1,111	(1,111)	—	—
Balance at June 30, 2024	$24,863	$41	$3	$55	$210	$375,142	$(628)	$(73,442)	$(100,190)	$226,054	$207,786	$29,347	$463,187
Issuance of Series A Convertible Preferred Stock	10,157	—	—	—	—	—	—	—	—	10,157	—	—	10,157
Offering Costs - Series A Convertible Preferred Stock	(1,089)	—	—	—	—	—	—	—	—	(1,089)	—	—	(1,089)
Issuance of common stock	—	1	1	3	—	6,987	—	—	—	6,992	—	—	6,992
Offering costs - common stock	—	—	—	—	—	(651)	—	—	—	(651)	—	—	(651)
Distribution reinvestment	—	—	—	—	—	832	—	—	—	832	—	—	832
Common stock/OP Units repurchased	—	—	—	(2)	(5)	(9,439)	—	—	—	(9,446)	(815)	—	(10,261)
Exchanges and transfers	—	—	—	2	—	1,853	—	—	—	1,855	(1,855)	—	—
Share-based compensation	—	—	—	—	—	66	—	—	—	66	953	—	1,019
Distributions to investors	—	—	—	—	—	—	(673)	(5,682)	—	(6,355)	(5,930)	(3,051)	(15,336)
Net income	—	—	—	—	—	—	—	—	4,076	4,076	4,168	2,381	10,625
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	291	—	—	—	291	(291)	—	—
Balance at September 30, 2024	$33,931	$42	$4	$58	$205	$375,081	$(1,301)	$(79,124)	$(96,114)	$232,782	$204,016	$28,677	$465,475

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Stockholders' Equity
(Unaudited)
(in thousands)

		Cottonwood Communities, Inc. Stockholders' Equity									Noncontrolling interests
	Series A Convertible Preferred Stock	Par Value - Common Stock				Additional Paid-In Capital	Accumulated Distributions		Accumulated Deficit	Total Stockholders' Equity	Limited Partners	Partially Owned Entities	Total Equity and Noncontrolling Interests
		Class T	Class D	Class I	Class A		Convertible Preferred	Common Stock
Balance at January 1, 2023	$—	$48	$1	$39	$266	$414,140	$—	$(38,049)	$(71,513)	$304,932	$272,536	$32,431	$609,899
Issuance of common stock	—	3	1	2	—	13,401	—	—	—	13,407	—	—	13,407
Offering costs - common stock	—	—	—	—	—	(1,188)	—	—	—	(1,188)	—	—	(1,188)
Distribution reinvestment	—	—	—	—	—	696	—	—	—	696	—	—	696
Common stock/OP Units repurchased	—	—	—	(1)	(9)	(18,967)	—	—	—	(18,977)	(649)	—	(19,626)
Exchanges and transfers	—	—	—	1	—	1,970	—	—	—	1,971	(1,971)	—	—
OP Units issued for real estate interests	—	—	—	—	—	—	—	—	—	—	19,829	—	19,829
Share-based compensation	—	—	—	—	—	55	—	—	—	55	1,105	—	1,160
Distributions to investors	—	—	—	—	—	—	—	(6,230)	—	(6,230)	(5,757)	(126)	(12,113)
Net loss	—	—	—	—	—	—	—	—	(9,419)	(9,419)	(8,397)	(44)	(17,860)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	7,150	—	—	—	7,150	(7,150)	—	—
Balance at March 31, 2023	$—	$51	$2	$41	$257	$417,257	$—	$(44,279)	$(80,932)	$292,397	$269,546	$32,261	$594,204
Issuance of common stock	—	2	—	2	—	7,218	—	—	—	7,222	—	—	7,222
Offering costs - common stock	—	—	—	—	—	(794)	—	—	—	(794)	—	—	(794)
Distribution reinvestment	—	—	—	—	—	709	—	—	—	709	—	—	709
Common stock/OP Units repurchased	—	(1)	—	(2)	(16)	(22,686)	—	—	—	(22,705)	(525)	—	(23,230)
Exchanges and transfers	—	—	—	2	—	4,050	—	—	—	4,052	(4,052)	—	—
Share-based compensation	—	—	—	—	—	60	—	—	—	60	508	—	568
Distributions to investors	—	—	—	—	—	—	—	(6,114)	—	(6,114)	(5,851)	(75)	(12,040)
Net loss	—	—	—	—	—	—	—	—	(6,818)	(6,818)	(6,314)	127	(13,005)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	1,086	—	—	—	1,086	(1,086)	—	—
Balance at June 30, 2023	$—	$52	$2	$43	$241	$406,900	$—	$(50,393)	$(87,750)	$269,095	$252,226	$32,313	$553,634
Issuance of common stock	—	1	—	1	—	3,934	—	—	—	3,936	—	—	3,936
Offering costs - common stock	—	—	—	—	—	170	—	—	—	170	—	—	170
Distribution reinvestment	—	—	—	—	—	470	—	—	—	470	—	—	470
Common stock/OP Units repurchased	—	(7)	—	(3)	(7)	(28,684)	—	—	—	(28,701)	(397)	—	(29,098)
Exchanges and transfers	—	—	—	1	—	1,393	—	—	—	1,394	(1,394)	—	—
OP Units issued for real estate interests	—	—	—	—	—	—	—	—	—	—	3,110	—	3,110
Share-based compensation	—	—	—	—	—	38	—	—	—	38	446	—	484
Distributions to investors	—	—	—	—	—	—	—	(5,939)	—	(5,939)	(5,844)	(870)	(12,653)
Net loss	—	—	—	—	—	—	—	—	(6,958)	(6,958)	(6,593)	(12)	(13,563)
Reallocation of stockholders' equity and noncontrolling interests	—	—	—	—	—	6,920	—	—	—	6,920	(6,920)	—	—
Balance at September 30, 2023	$—	$46	$2	$42	$234	$391,141	$—	$(56,332)	$(94,708)	$240,425	$234,634	$31,431	$506,490

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(in thousands)

	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(1,572)	$(44,428)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	49,749	43,635
Gain on sale of real estate assets	(47,311)	(1,031)
Gain on legal settlement	(16,020)	—
Gain on consolidation of development	—	(4,452)
Share-based compensation	3,018	2,212
Amortization of debt issuance costs, discounts and premiums	4,716	6,600
Paid-in-kind interest on construction loans	1,387	—
Derivative fair value adjustments	3,762	(368)
Loss on debt extinguishment	2,554	1,037
Other operating	(708)	91
Equity in earnings of unconsolidated real estate entities	(4,979)	(5,067)
Distributions from unconsolidated real estate entities - return on capital	14,229	3,310
Changes in operating assets and liabilities:
Other assets	(3,741)	(7,588)
Performance participation allocation payment	—	(20,320)
Accounts payable, accrued expenses and other liabilities	13,984	8,791
Net cash provided by (used in) operating activities	19,068	(17,578)
Cash flows from investing activities:
Cash acquired on consolidation of real estate	4,485	5,807
Proceeds from sale of real estate assets, net	87,704	4,656
Capital expenditures and development activities	(39,042)	(32,805)
Investments in unconsolidated real estate entities	(1,314)	(17,604)
Proceeds from sale of investments in unconsolidated real estate entities	24,934	—
Distributions from unconsolidated real estate entities - return of capital	—	18,106
Contributions to investments in real estate-related loans	(20,057)	(7,346)
Net cash provided by (used in) investing activities	56,710	(29,186)

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Cash Flows (Continued)
(Unaudited)
(in thousands)

	Nine Months Ended September 30,
	2024	2023
Cash flows from financing activities:
Principal payments on mortgage notes	(348)	(862)
Borrowings from revolving credit facility	109,736	70,000
Repayments on revolving credit facility	(73,000)	(50,000)
Borrowings under mortgage notes	106,082	366,963
Repayments of mortgage notes	(87,892)	(284,702)
Deferred financing costs on mortgage notes	(1,029)	(4,053)
Borrowings from construction loans	8,326	16,955
Repayments of construction loans	(95,771)	(37,000)
Payoff of preferred interest liability	(15,300)	—
Repayments of related party notes assumed on acquisition	(1,332)	—
Proceeds from issuance of preferred stock	15,682	80,170
Redemption of preferred stock	(3,336)	(1,438)
Offering costs paid on issuance of preferred stock	(1,941)	(9,247)
Repurchase of unsecured promissory notes	(755)	(1,014)
Proceeds from issuance of Series A Convertible Preferred Stock	36,572	—
Offering costs paid on issuance of Series A Convertible Preferred Stock	(4,436)	—
Proceeds from issuance of common stock	24,696	24,567
Repurchase of common stock/OP Units	(45,871)	(71,009)
Offering costs paid on issuance of common stock	(2,164)	(2,569)
Distributions to convertible preferred stockholders	(1,056)	—
Distributions to common stockholders	(14,705)	(16,531)
Distributions to noncontrolling interests - limited partners	(17,799)	(17,395)
Distributions to noncontrolling interests - partially owned entities	(107)	(1,071)
Net cash (used in) provided by financing activities	(65,748)	61,764
Net increase in cash and cash equivalents and restricted cash	10,030	15,000
Cash and cash equivalents and restricted cash, beginning of period	90,813	95,524
Cash and cash equivalents and restricted cash, end of period	$100,843	$110,524

Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$64,978	$78,153
Restricted cash	35,865	32,371
Total cash and cash equivalents and restricted cash	$100,843	$110,524

Cottonwood Communities, Inc.
Condensed Consolidated Statements of Cash Flows (Continued)
(Unaudited)
(in thousands)

	Nine Months Ended September 30,
	2024	2023

Supplemental disclosure of non-cash investing and financing activities:
Decrease in accrued deferred offering costs	$(329)	$(756)
Distributions reinvested in common stock	2,330	1,877
Changes in accrued capital expenditures	(10,469)	(543)
Paid-in-kind interest related to construction	2,265	2,413
Changes in accrued redemptions	(5,743)	1,243
Cottonwood Lighthouse Point Acquisition
Real estate assets, net of cash acquired	$86,961	$—
Mortgage note assumed	(47,581)	—
Other assets and liabilities assumed, net	(2,426)	—
Value of OP Units issued for interests acquired	3,322	—
Alpha Mill acquisition of additional interests
Real estate assets, net of cash acquired	$73,253	$—
Mortgage note assumed	(38,295)	—
Other assets and liabilities assumed, net	181	—
Value of OP Units issued for interests acquired	10,891	19,829
Melrose Phase II Acquisition
Real estate assets, net of cash acquired	$—	$39,582
Mortgage note assumed	—	(31,387)
Other assets and liabilities assumed, net	—	(280)
Value of OP Units issued for interests acquired	—	3,110
805 Riverfront Acquisition
Real estate assets, net of cash acquired	$—	$98,921
Mortgage note assumed	—	(45,306)
Other assets and liabilities assumed, net	—	15,300
Value of OP Units issued for interests acquired	—	(14,668)

See accompanying notes to condensed consolidated financial statements

Cottonwood Communities, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.Organization and Business
Cottonwood Communities, Inc. (the “Company,” “we,” “us,” or “our”) invests in a diverse portfolio of multifamily apartment communities and multifamily real estate-related assets throughout the United States. We are externally managed by our advisor, CC Advisors III, LLC (“CC Advisors III”), a wholly-owned subsidiary of our sponsor, Cottonwood Communities Advisors, LLC (“CCA”). We were incorporated in Maryland in 2016. We own all of our assets through our operating partnership, Cottonwood Residential O.P., LP (“CROP”), and its subsidiaries. We are the sole member of the sole general partner of CROP and own general partner interests in CROP alongside third-party limited partners.

We are a non-traded, perpetual-life, net asset value (“NAV”) real estate investment trust (“REIT”). We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

We conducted an initial public offering of common stock (the “Initial Offering”) from August 13, 2018 to December 22, 2020, from which we raised gross proceeds of $122.0 million. The Initial Offering ended in December 2020. In November 2021, we registered with the SEC an offering of up to $1.0 billion of shares of common stock (the “Follow-on Offering”), consisting of up to $900.0 million in shares of common stock offered in a primary offering (the “Primary Offering”) and $100.0 million in shares under our distribution reinvestment plan (the “DRP Offering”). As of September 30, 2024, we have raised gross proceeds of $230.0 million from the Follow-on Offering, including $7.0 million proceeds from the DRP Offering. We intend to conduct a continuous public offering of our common stock that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws.

Since November 2019, we have periodically conducted private placement offerings exempt from registration under the Securities Act pursuant to which we have offered for sale to accredited investors preferred stock at a purchase price of $10.00 per share of preferred stock (the “Private Offerings”). As of September 30, 2024, we have raised gross proceeds of $267.9 million from the Private Offerings. Additional information about our preferred stock is included in Note 7 and Note 8 to these financial statements.

We own and operate a diverse portfolio of investments in multifamily apartment communities located in targeted markets throughout the United States. As of September 30, 2024, our portfolio consists of ownership interests or structured investment interests in 34 multifamily apartment communities with a total of 9,583 units, including 1,080 units in four multifamily apartment communities in which we have a structured investment interest and another 737 units in three multifamily apartment communities under construction or in lease-up. In addition, we have an ownership interest in four land sites we plan to develop. We operate as one reportable segment comprised of multifamily real estate.

2.    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. The condensed consolidated financial statements, including the condensed notes thereto, are unaudited and exclude some of the disclosures required in audited financial statements. The condensed consolidated balance sheet as of December 31, 2023 has been derived from our audited financial statements as of that date, but does not include all of the information and footnotes required by GAAP for complete financial statements.

In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments and eliminations, consisting only of normal recurring adjustments necessary for a fair presentation in conformity with GAAP. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our Annual Report on Form 10-K for the period ending December 31, 2023 filed with the SEC. As our comprehensive income is equivalent to net income, our accompanying condensed consolidated financial statements do not include a Statement of Other Comprehensive Income.

The accompanying condensed consolidated financial statements include our accounts and the accounts of our subsidiaries for which we have a controlling interest. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts in the prior year condensed consolidated financial statements and notes to the condensed consolidated financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not impact previously reported net loss or accumulated deficit or change net cash provided by or used in operating, investing or financing activities.

Investments in Real Estate-Related Loans

Investments in Real Estate-Related Loans are mezzanine loans issued to entities pursuing apartment developments. Interest is recorded over the life of the mezzanine loan as other revenues on the statements of operations.

We estimate an allowance for credit losses for each mezzanine loan using relevant available information relating to past events, current conditions, and reasonable forecasts. As of September 30, 2024 and December 31, 2023, the allowance for credit losses on our mezzanine loans was not significant.

Immaterial Correction to Consolidated Financial Statements

Each period the ownership of CROP varies between us, as the general partner, and the limited partners of CROP. Transactions that change our ownership interest in CROP are accounted for as equity transactions if we retain our controlling financial interest in CROP. No gain or loss is recognized in net income. Accordingly, the net equity balance in CROP is adjusted to reflect the changes in ownership of CROP held by us and the limited partners. These adjustments are based on their respective ownership at the end of each period and reflected as a reallocation between additional paid-in capital and noncontrolling interests - limited partners within our equity section on our consolidated balance sheets and consolidated statements of stockholders’ equity.

Beginning in the fourth quarter of 2023 and throughout 2024, we issued Series A Convertible Preferred Stock to investors and were issued corresponding convertible preferred units in CROP. The Series A Convertible Preferred Stock is perpetual in nature and classified as permanent equity on the consolidated balance sheets. The associated convertible preferred units in CROP were incorrectly included in reallocations between additional paid-in capital and noncontrolling interests - limited partners in the statements of stockholders’ equity for the three months ended June 30, 2024 and March 31, 2024 as they do not constitute residual interests. Accordingly, we have corrected the previously reported statements of stockholders’ equity as summarized in the following table. These immaterial adjustments have no impact on our net income, cash flows or the value of our OP Units.

	As Previously Reported	Adjustment	As Corrected
As of March 31, 2024
Additional paid-in capital	$363,724	$6,846	$370,570
Noncontrolling interests - limited partners	226,188	(6,846)	219,342
As of June 30, 2024
Additional paid-in capital	$362,509	$12,633	$375,142
Noncontrolling interests - limited partners	220,419	(12,633)	207,786

3.    Real Estate Assets, Net
The following table summarizes the carrying amounts of our consolidated real estate assets ($ in thousands):

	September 30, 2024	December 31, 2023
Land	$265,636	$257,553
Buildings and improvements	1,457,066	1,429,689
Furniture, fixtures and equipment	65,055	63,015
Intangible assets	37,782	37,158
Construction in progress (1)	39,464	17,995
	1,865,003	1,805,410
Less: Accumulated depreciation and amortization	(182,851)	(156,264)
Real estate assets, net	$1,682,152	$1,649,146

(1) Includes construction in progress for our development projects and capitalized costs for improvements not yet placed in service at our stabilized properties.

Sale of Cottonwood West Palm

On February 29, 2024, we sold Cottonwood West Palm for net proceeds of $34.0 million. We recorded a net gain on sale of $26.6 million.

The Marq Highland Park Tenant in Common Sale

On July 23, 2024, we sold 25.9% of tenant in common interests in The Marq Highland Park Apartments to unaffiliated third parties for net cash consideration of $7.2 million. As a result of this transaction, The Marq Highland Park was deconsolidated with our remaining ownership interest of 74.1% recorded at fair value as an investment in unconsolidated real estate. We engaged third-party specialists to assist in determining the fair value of the various components of this transaction, including the remaining ownership interest. Refer to Note 4.

The following table summarizes the gain calculation, recorded in gain on sale of real estate assets on the condensed consolidated statements of operations ($ in thousands):

Total consideration, net of loan assumptions and transaction costs	$7,227
Fair value of remaining ownership interest	24,211
Book value of remaining ownership interest	(10,765)
Gain on sale	$20,673
Asset Acquisitions

The following table summarizes the purchase price allocation of the real estate assets acquired during the nine months ended September 30, 2024 ($ in thousands):

			Allocated Amounts
Property	Location	Date Consolidated	Building	Land	Land Improvements	Personal Property	Lease Intangibles	Total
Cottonwood Lighthouse Point	Pompano Beach, FL	3/28/24	$72,046	$12,156	$1,114	$1,167	$2,360	$88,843
Alpha Mill	Charlotte, NC	4/26/24	$58,277	$11,586	$1,789	$2,231	$1,812	$75,695

Cottonwood Lighthouse Point was consolidated in March 2024 when we issued 259,246 operating partnership units in CROP (“OP Units”) and assumed $1.3 million in related party notes and interest to acquire the remaining 13.23% tenant in common interests in the property. The value of the OP Units was $3.3 million. Cottonwood Lighthouse Point was previously accounted for as an equity method investment.

Alpha Mill was consolidated in April 2024 when we issued 858,158 OP Units to acquire the remaining 26.30% tenant in common interests in the property. The value of the OP Units was $10.9 million. Alpha Mill was previously accounted for as an equity method investment.

4.    Investments in Unconsolidated Real Estate Entities

Our investments in unconsolidated real estate entities consist of ownership interests in stabilized properties and preferred equity investments as follows as of September 30, 2024 and December 31, 2023 ($ in thousands):

			Balance at
Property / Development	Location	% Owned	September 30, 2024	December 31, 2023
Stabilized Properties
Cottonwood Bayview (1)	St. Petersburg, FL	71.0%	$10,583	$11,817
Toscana at Valley Ridge (1)	Lewisville, TX	58.6%	6,269	6,713
Fox Point (1)	Salt Lake City, UT	52.8%	12,717	13,533
The Marq Highland Park (1)(2)	Tampa, FL	74.1%	23,421	—
Alpha Mill (1)(3)	Charlotte, NC	100.0% (3)	—	29,522
Cottonwood Lighthouse Point (1)(4)	Pompano Beach, FL	100.0% (4)	—	38,852
Preferred Equity Investments
Lector85 (5)	Ybor City, FL		—	11,387
Astoria West (6)	Queens, NY		—	23,406
417 Callowhill (7)	Philadelphia, PA		43,312	38,028
Infield (7)	Kissimmee, FL		13,515	11,942
Other			208	516
Total			$110,025	$185,716

(1) We account for our tenant in common interests in these properties as equity method investments.
(2) On July 23, 2024, we sold tenant in common interests in The Marq Highland Park Apartments for total consideration of $7.2 million, and we recorded a gain on sale of $20.7 million related to the transaction, which reduced our remaining ownership in The Marq Highland Park to 74.1%. See Note 3.

(3) On April 26, 2024, we issued 858,158 OP Units to acquire the remaining 26.3% tenant in common interests in Alpha Mill, bringing our ownership to 100% and resulting in the consolidation of the property. The value of the OP Units was $10.9 million.

(4) On March 28, 2024, we issued 259,246 OP Units and assumed $1.3 million in related party notes and interest to acquire the remaining 13.2% tenant in common interests in Cottonwood Lighthouse Point, bringing our ownership to 100% and resulting in the consolidation of the property. The value of the OP Units issued was $3.3 million.

(5) On June 11, 2024, we received $12.1 million from the payoff of our preferred equity investment in Lector85, consisting of $9.9 million of principal and $2.2 million of accrued interest.
(6) On July 29, 2024, we received $25.5 million from the payoff in full of our preferred equity investment in Astoria West, consisting of $15.0 million of principal and $10.5 million of accrued interest and participation.

(7) As of September 30, 2024, we have fully funded our commitments on both 417 Callowhill and Infield. As disclosed in Note 13, we committed and contributed additional funding to our Infield preferred equity investment subsequent to September 30, 2024.

Equity in losses for our stabilized properties for the three months ended September 30, 2024 and 2023 were $1.1 million and $1.5 million, respectively. Equity in losses for the nine months ended September 30, 2024 and 2023 were $3.3 million and $3.9 million, respectively.

Our preferred equity investments, which are in development projects, have liquidation rights and priorities that are different from ownership percentages. As such, equity in earnings is determined using the hypothetical liquidation book value method. Equity in earnings for our preferred equity investments for the three months ended September 30, 2024 and 2023 were $2.4 million and $3.0 million, respectively. Equity in earnings for our preferred equity investments for the nine months ended September 30, 2024 and 2023 were $8.3 million and $9.0 million, respectively.

5.    Debt
Mortgage Notes and Revolving Credit Facility

The following table is a summary of the mortgage notes and revolving credit facility secured by our properties as of September 30, 2024 and December 31, 2023 ($ in thousands):

			Principal Balance Outstanding
Indebtedness	Weighted-Average Interest Rate	Weighted-Average Remaining Term (1)	September 30, 2024	December 31, 2023
Fixed rate loans
Fixed rate mortgages	4.45%	4.2 Years	$808,174	$891,319
Total fixed rate loans			808,174	891,319
Variable rate loans (2)
Floating rate mortgages	6.82% (3)	4.2 Years	273,416	131,153
Variable rate revolving credit facility (4)	7.77%	3.2 Years	49,136	12,400
Total variable rate loans			322,552	143,553
Total secured loans			1,130,726	1,034,872
Unamortized debt issuance costs and discounts			(4,985)	(7,067)
Premium on assumed debt, net			(5,178)	(5,353)
Mortgage notes and revolving credit facility, net			$1,120,563	$1,022,452

(1) For loans where we have the ability to exercise extension options at our own discretion, the maximum maturity date has been assumed, subject to certain debt service coverage ratio, loan to cost or debt yield requirements.

(2) The interest rates of our variable rate loans are based on 30-Day Average SOFR or one-month SOFR (CME Term).
(3) Includes the impact of interest rate caps in effect on September 30, 2024.
(4) Our variable rate revolving credit facility is secured by Parc Westborough and Alpha Mill, which was refinanced and added to the facility on August 29, 2024. We may obtain advances on the facility up to $100.0 million, as long as certain loan-to-value ratios and other requirements are maintained. At September 30, 2024, the amount on our variable rate revolving credit facility was capped at $76.0 million primarily due to the interest rate environment and the applicable debt-service coverage ratio.

The fixed and variable rate mortgages as of September 30, 2024 no longer include the related debt for Cottonwood West Palm, which was sold in February 2024 and which previously included both a fixed and variable debt component. We incurred a loss on extinguishment of debt of $1.2 million related to the payoff of the Cottonwood West Palm loan, which is included in interest expense in the condensed consolidated statement of operations.

Floating rate mortgages as of September 30, 2024 include the variable rate mortgage of Cottonwood Lighthouse Point, which was consolidated on March 28, 2024. See Note 3 and Note 4 above for additional discussion related to the Cottonwood West Palm and Cottonwood Lighthouse Point.

In May 2024, the Cottonwood Broadway and 805 Riverfront construction loans projects completed in 2023 were refinanced with variable rate bridge loans in the amount of $43.4 million and $60.2 million, respectively. Both bridge loans mature in 2025 and are included in floating rate mortgages as of September 30, 2024. In conjunction with the 805 Riverfront refinance, a preferred interest liability of $15.3 million was extinguished and $5.4 million of accrued preferred interest was paid. We intend to refinance these bridge loans or convert to permanent loans prior to or upon maturity.

In August 2024, we refinanced Alpha Mill and added it to our revolving credit facility. We incurred a loss on extinguishment of debt of $1.1 million related to the payoff of the refinanced loan, which is included in interest expense in the condensed consolidated statement of operations.

We are in compliance with all covenants associated with our mortgage notes and revolving credit facility as of September 30, 2024.

Construction Loans

Information on our construction loans are as follows ($ in thousands):

Development	Interest Rate	Final Expiration Date	Loan Amount	Amount Drawn at September 30, 2024	Amount Drawn at December 31, 2023
Cottonwood Broadway (1)	One-Month SOFR + 2.75%	December 1, 2025	$44,625	$—	$41,891
Cottonwood Highland	30-Day Average SOFR + 2.55%	May 1, 2029	44,250	43,933	39,790
805 Riverfront (1)	One-Month SOFR + 2.75%	December 1, 2025	55,400	—	48,310
The Westerly	One-Month SOFR + 3.0%	July 12, 2028	42,000	—	—
			$186,275	$43,933	$129,991

(1) The Cottonwood Broadway and 805 Riverfront construction loans were refinanced in May 2024 and are included in mortgage notes above.

Unsecured Promissory Notes, Net

CROP issued notes to foreign investors outside of the United States. These notes are unsecured and subordinate to all of CROP's debt. Each note had or has extension options, at our discretion, during which the interest rate increases 0.25% each year.
Information on our unsecured promissory notes are as follows ($ in thousands):

	Offering Size	Interest Rate	Maturity Date (1)(2)	Maximum Extension Date	September 30, 2024	December 31, 2023
2017 6% Notes (1)	$35,000	6.50%	December 31, 2024 (1)	December 31, 2024	$20,008	$20,308
2019 6% Notes (2)	25,000	6.25%	December 31, 2024 (2)	December 31, 2025	21,350	21,575
	$60,000				$41,358	$41,883

(1) We exercised our final option to extend the maturity date on our 2017 6% Notes for one additional year to December 31, 2024, which increased the interest rate to 6.5% for the period from January 1, 2024 to December 31, 2024.

(2) We exercised the option to extend the maturity date on our 2019 6% Notes for one additional year to December 31, 2024, which increased the interest rate to 6.25% for the period from January 1, 2024 to December 31, 2024. We intend to exercise our final extension option through 2025.

The aggregate maturities, including amortizing principal payments on our debt for years subsequent to September 30, 2024 are as follows ($ in thousands):

Year	Mortgage Notes and Revolving Credit Facility	Construction Loans	Unsecured Promissory Notes	Total
2024 (1)	$118	$—	$41,358	$41,476
2025	107,438	—	—	107,438
2026	142,010	—	—	142,010
2027	363,955	—	—	363,955
2028	72,260	—	—	72,260
Thereafter	444,945	43,933	—	488,878
	$1,130,726	$43,933	$41,358	$1,216,017

(1) Of the amounts maturing in 2024, $21.4 million relates to our 2019 6% Unsecured Promissory Notes, which can be extended to December 31, 2025.

6.    Fair Value of Financial Instruments
We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate. As of September 30, 2024 and December 31, 2023, the fair values of cash and cash equivalents, restricted cash, other assets, related party payables, and accounts payable, accrued expenses and other liabilities approximate their carrying values due to the short-term nature of these instruments.

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value measurements are categorized into one of three levels of the fair value hierarchy based on the lowest level of significant input used. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Considerable judgment and a high degree of subjectivity are involved in developing these estimates. These estimates may differ from the actual amounts that we could realize upon settlement.

The fair value hierarchy is as follows:

Level 1 - Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2 - Other observable inputs, either directly or indirectly, other than quoted prices included in Level 1, including:
•Quoted prices for similar assets/liabilities in active markets;
•Quoted prices for identical or similar assets/liabilities in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time);
•Inputs other than quoted prices that are observable for the asset/liability (e.g., interest rates, yield curves, volatility, default rates); and
•Inputs that are derived principally from or corroborated by other observable market data.
Level 3 - Unobservable inputs that cannot be corroborated by observable market data.

The table below includes the carrying value and fair value for our financial instruments for which it is practicable to estimate fair value ($ in thousands):

	September 30, 2024		December 31, 2023
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Asset:
Investments in real estate-related loans	$28,490	$28,668	$8,703	$8,777
Total	$28,490	$28,668	$8,703	$8,777

Financial Liability:
Fixed rate mortgages	$808,174	$796,203	$891,319	$869,248
Floating rate mortgages	273,416	272,160	131,153	129,540
Variable rate revolving credit facility	49,136	49,136	12,400	12,400
Construction loans	43,933	43,933	129,991	129,991
Series 2019 Preferred Stock	121,091	121,091	124,266	124,266
Series 2023 Preferred Stock	98,459	98,459	83,567	83,567
Series 2023-A Preferred Stock	2,950	2,950	2,850	2,850
Preferred interest liability	—	—	15,300	15,300
Unsecured promissory notes	41,358	41,358	41,883	41,883
Total	$1,438,517	$1,425,290	$1,432,729	$1,409,045

All financial instruments in the table above are categorized as Level 2 in the fair value hierarchy.

7.    Preferred Stock

We have three classes of preferred stock outstanding as of September 30, 2024: Series 2019, Series 2023, and Series 2023-A that are accounted for as liabilities on the condensed consolidated balance sheets as they are mandatorily redeemable. Information on these classes of preferred stock as of September 30, 2024 and December 31, 2023 is as follows ($ in thousands):

				Shares Outstanding at
	Current Dividend Rate	Redemption Date	Maximum Extension Date	September 30, 2024	December 31, 2023
Series 2019 Preferred Stock	6.0%	December 31, 2024 (1)	December 31, 2025	12,109,091	12,426,596
Series 2023 Preferred Stock	6.0% (2)	June 30, 2027	June 30, 2029	9,845,928	8,356,724
Series 2023-A Preferred Stock	7.0%	December 31, 2027	N/A	295,000	285,000
Total				22,250,019	21,068,320
				\
(1) Prior to the original December 31, 2023 redemption date, we exercised our first extension option for the Series 2019 Preferred Stock, which increased the dividend rate to 6.0% and extended the redemption date to December 31, 2024.

(2) The first-year extension dividend rate, applicable from July 1, 2027 to June 30, 2028, is 6.25%. The fully extended divided rate, applicable from July 1, 2028 to June 30, 2028, is 6.5%.

	September 30, 2024	December 31, 2023
Preferred stock outstanding	$222,500	$210,683
Unamortized offering costs and discounts	(8,811)	(9,062)
Preferred stock, net	$213,689	$201,621
Our Series 2019 Preferred Stock was fully subscribed and terminated in March 2022. The offering of Series 2023 Preferred Stock commenced in December 2022 and is ongoing, with our first shares issued in early 2023. The offering of Series 2023-A Preferred Stock commenced in July 2023, and is ongoing, with our first shares issued in August 2023.
During the nine months ended September 30, 2024, we issued $15.6 million of Series 2023 Preferred Stock and $0.1 million of Series 2023-A Preferred Stock. During the nine months ended September 30, 2024 and 2023, we incurred $5.5 million and $5.2 million in dividends on our Series 2019 Preferred Stock, respectively, and $4.1 million and $2.0 million in dividends on our Series 2023 Preferred Stock, respectively. During the nine months ended September 30, 2024, we incurred $0.2 million in dividends on our Series 2023-A Preferred Stock. Dividends on preferred stock accounted for as liabilities are recorded through interest expense in the condensed consolidated statements of operations.
During the nine months ended September 30, 2024 and 2023, we repurchased 317,505 shares for $3.1 million and 233,698 shares for $2.2 million, respectively, of Series 2019 Preferred Stock. During the nine months ended September 30, 2024, we repurchased 69,000 shares of Series 2023 Preferred Stock for $0.6 million. No shares of our Series 2023 Preferred Stock were repurchased during the nine months ended September 30, 2023. No shares of our Series 2023-A Preferred Stock were repurchased during the nine months ended September 30, 2024 or 2023.

8.    Stockholders' Equity
Convertible Preferred Stock

As of September 30, 2024, there were 3,916,031 shares of Convertible Preferred Stock issued and outstanding. For the nine months ended September 30, 2024, we paid aggregate dividends on our Convertible Preferred Stock of $1.1 million.

Common Stock

The following table details the movement in our outstanding shares for each class of common stock:

	Nine Months Ended September 30, 2024
	Class T	Class D	Class I	Class A	Total
December 31, 2023	3,917,218	202,743	4,296,443	23,231,877	31,648,281
Issuance of common stock	509,014	158,475	1,598,675	—	2,266,164
Distribution reinvestment	49,124	2,304	40,051	88,362	179,841
Exchanges and transfers (1)	(17,133)	—	269,753	—	252,620
Repurchases of common stock	(274,579)	(8,342)	(385,197)	(2,163,200)	(2,831,318)
September 30, 2024	4,183,644	355,180	5,819,725	21,157,039	31,515,588

(1) Exchanges represent the number of shares OP Unit holders have exchanged for Class I shares during the period. Transfers represent Class T shares that were converted to Class I shares during the period, of which there were 17,133 during the nine months ended September 30, 2024.

Common Stock Distributions

Distributions on our common stock are determined by the board of directors based on our financial condition and other relevant factors. Common stockholders may choose to receive cash distributions or purchase additional shares through our distribution reinvestment plan. For the nine months ended September 30, 2024, we paid aggregate distributions of $17.0 million, including $2.3 million of distributions reinvested through our distribution reinvestment plan.

We declared the following monthly distributions for each share of our common stock as shown in the table below:

Shareholder Record Date	Monthly Rate	Annually
January 31, 2024	$0.06083333	$0.73
February 29, 2024	$0.06083333	$0.73
March 31, 2024	$0.06083333	$0.73
April 30, 2024	$0.06083333	$0.73
May 31, 2024	$0.06083333	$0.73
June 30, 2024	$0.06083333	$0.73
July 31, 2024	$0.06083333	$0.73
August 31, 2024	$0.06083333	$0.73
September 30, 2024	$0.06083333	$0.73

Repurchases

During the nine months ended September 30, 2024, we repurchased 2,831,318 shares of common stock pursuant to our share repurchase program for $35.5 million, at an average repurchase price of $12.50. We had no unfulfilled repurchase requests during the nine months ended September 30, 2024.

9.    Related-Party Transactions
Advisor Compensation

CC Advisors III manages our business as our external advisor and, under the terms of our advisory agreement, performs certain services for us, including the identification, evaluation, negotiation, origination, acquisition and disposition of investments; and the management of our business. These activities are all subject to oversight by our board of directors. Our advisor is entitled to receive fees and compensation for services provided as described below.

Management Fee. CROP pays our advisor a monthly management fee equal to 0.0625% of GAV (gross asset value of CROP, calculated pursuant to our valuation guidelines and reflective of the ownership interest held by CROP in such gross assets), subject to a cap. Through September 19, 2023, the cap was equal to 0.125% of net asset value of CROP. Effective September 19, 2023, the cap was amended to be based on “adjusted net asset value”, which is defined to include the value attributable to preferred stock that is convertible into common equity in the calculation of net asset value of CROP.

Management fees to our advisor for the three months ended September 30, 2024 and 2023 were $3.1 million and $4.2 million, respectively. Management fees to our advisor for the nine months ended September 30, 2024 and 2023 were $9.4 million and $13.6 million, respectively.

Acquisition Expense Reimbursement. We will reimburse our advisor for out-of-pocket expenses in connection with the selection, evaluation, structuring, acquisition, financing and development of investments, whether or not such investments are acquired, and make payments to third parties or possibly certain of our advisor’s affiliates in connection with providing services to us. There were no acquisition expense reimbursements for the nine months ended September 30, 2024 and 2023.

Performance Participation Allocation. In addition to the fees paid to our advisor for services provided pursuant to our advisory agreement, CC Advisors - SLP, LLC, an affiliate of our advisor and the Special Limited Partner at CROP, holds a performance participation interest in CROP that entitles it to receive an allocation of CROP's total return to its capital account. The performance participation allocation is an incentive fee indirectly paid to our advisor and receipt of the allocation is subject to the ongoing effectiveness of the advisory agreement. As the performance participation allocation is associated with the performance of a service by the advisor, it is expensed in our condensed consolidated statements of operations.

Total return is defined as all distributions accrued or paid (without duplication) on Participating Partnership units (all units in CROP with the exception of preferred units and the Special Limited Partner Interest) plus the change in the aggregate net asset value of such Participating Partnership units. The annual total return will be allocated solely to the Special Limited Partner only after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The performance participation allocation is ultimately determined at the end of each calendar year, accrues monthly and will be paid in cash or Class I units at the election of the Special Limited Partner after the completion of each calendar year.

Due to the decrease in the value of our net assets, no performance participation allocation was incurred during the three or nine months ended September 30, 2024 or during 2023. In March 2023, we paid $20.3 million in cash for the performance participation allocation incurred as a result of the increase in the value of our net assets and dividends paid to stockholders during the year ended December 31, 2022.

Block C

We, through our indirect subsidiaries, have a joint venture investment in Block C for the purpose of developing three multifamily development projects near Salt Lake City, Utah: The Westerly, Millcreek North and The Archer. As of September 30, 2024, entities affiliated with us and our advisor (the “Affiliated Members”) have made aggregate capital contributions of $10.9 million towards the joint venture. The Affiliated Members are owned directly or indirectly by our officers or directors, as well as certain employees of CROP and our advisor or its affiliates. The Affiliated Members participate in the economics of Block C on the same terms and conditions as us. The development projects are located in an Opportunity Zone, which provides tax benefits for development programs located in designated areas as established by Congress in the Tax Cuts and Jobs Act of 2017. As of September 30, 2024, our ownership in the Block C joint venture was 82.4%.

Assumption of Related Party Notes and Interest

On March 28, 2024, we acquired all of the outstanding tenant in common interests in Cottonwood Lighthouse Point from an unaffiliated third party. As part of the transaction, we assumed $1.3 million of notes and accrued interest held by an affiliate of the seller of the tenant in common interests in favor, directly and indirectly, of nine of our executive officers. Subsequent to the transaction, we paid the amount outstanding under the notes to the executive officers.

APT Cowork, LLC

APT Cowork, LLC (“APT”) engages in the business of converting underutilized and unused common space in multifamily apartment communities or retail space to revenue producing co-working space. Our officers and directors own 93.14% of APT through direct or indirect ownership interests. We and several of our properties have entered into agreements with APT as described below.

Reimbursement and Cost Sharing Agreement. Under the Reimbursement and Cost Sharing Agreement, we make certain employees available to APT. In exchange APT reimburses us its allocable share of all direct and indirect costs related to the employees utilized by APT, subject to an annual limit of $120,000.

Coworking Space Design Agreement. Under the Coworking Space Design Agreement, APT may advise, design and upgrade common areas at our multifamily properties. In exchange, our properties pay APT a one-time fee of $60,000, which may increase to $75,000.

Services Agreement. Under the Services Agreement, APT provides ongoing administration services in exchange for $10.00 per apartment unit per month (the "Service Fee") paid by the property. Under the agreement, APT will pay us 50% of coworking revenue it receives at the properties from non-residents. Each of our properties with Services Agreements must also have a Coworking Space Design Agreement with APT.

The following are the fees paid or incurred to APT under these agreements for the periods presented ($ in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Reimbursement and Cost Sharing Agreement	$6	$—	$6	$—
Coworking Space Design Agreement	—	60	60	60
Services Agreement, net revenue share	68	104	280	300

APT is transitioning its services from a coworking agreement to a license agreement based on occupied units instead of total units. We amended the Services Agreement effective September 1, 2024 which reduced the Service Fee from $10.00 per apartment unit per month to $5.00 per occupied apartment unit per month for any unit not covered under the license agreement. In addition, the amendment provides that the services agreement will terminate upon the earlier of i) the unit-by-unit transition resulting in no additional units receiving payment under the coworking agreement; and (ii) September 30, 2025. Under the license agreement, new leases and renewal of existing leases with our residents will have the Service Fee charged directly to them and remitted to APT.

10.    Noncontrolling Interests

Noncontrolling Interests - Limited Partners

OP Units and LTIP Units are units in CROP not owned by us and collectively referred to as “Noncontrolling Interests – Limited Partners.”
OP Units - During the nine months ended September 30, 2024 and 2023, we paid aggregate distributions to noncontrolling OP Unit holders of $17.8 million and $17.4 million, respectively.
LTIP Units - As of September 30, 2024, there were 733,910 unvested time-based LTIP awards and 521,753 unvested performance-based LTIP awards outstanding. LTIP Unit award share-based compensation, included within share-based compensation in the condensed consolidated statements of stockholders’ equity, was $2.8 million and $2.1 million for the nine months ended September 30, 2024 and 2023, respectively. Total unrecognized compensation expense for LTIP Units at September 30, 2024 is $4.5 million and is expected to be recognized on a straight-line basis through December 2027.

Noncontrolling Interests - Partially Owned Entities

As of September 30, 2024, noncontrolling interests in consolidated entities not wholly owned by us ranged from 1% to 63%, with the average being 11%.

11.    Commitments and Contingencies

2215 Hollywood

As of September 30, 2024, we had funded $10.0 million and had no remaining commitment on the 2215 Hollywood Mezzanine Loan.

Monrovia Station

As of September 30, 2024, we had funded $18.6 million and had a remaining commitment of $1.5 million on the Monrovia Station Junior Mezzanine Loan.

Litigation

We are subject to a variety of legal actions in the ordinary course of our business, most of which are covered by liability insurance. While the resolution of these matters cannot be predicted with certainty, as of September 30, 2024, we believe the final outcome of such legal proceedings and claims will not have a material adverse effect on our liquidity, financial position or results of operations.

In May 2021, we acquired Sugarmont, a project under development. Disputes and claims between Sugarmont and certain contractors occurred during construction of the project. We accrued contingent losses of $11.7 million as a result of claims made against Sugarmont. In September 2024, Sugarmont entered into an agreement to settle all matters in dispute through a payment of $4.3 million to Sugarmont and the previously accrued contingent losses were reversed. The aggregate impact of the $4.3 million settlement and contingent loss reversal resulted in a gain on settlement of $16.0 million recognized in the condensed consolidated statements of operations for the three and nine months ended September 30, 2024. The one percent interest in Sugarmont not owned by us had limited rights which included the right to control the prosecution and resolution of all litigation on behalf of Sugarmont and to receive 70% of favorable settlements. Accordingly, a distribution payable of $3.0 million was recorded in noncontrolling interests - partially owned entities.

12.    Earnings Per Share
The following table sets forth the computation of our net earnings (losses) per common share - basic and diluted ($ in thousands except share and per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Numerator for net earnings (losses) per common share - basic and diluted:
Net income (loss)	$10,625	$(13,563)	$(1,572)	$(44,428)
Net (income) loss attributable to noncontrolling interests - limited partners	(4,168)	6,593	1,027	21,304
Net (income) loss attributable to noncontrolling interests - partially owned entities	(2,381)	12	(808)	(71)
Preferred stock dividends	(672)	—	(1,286)	—
Numerator for net earnings (losses) per common share - basic and diluted	$3,404	$(6,958)	$(2,639)	$(23,195)

Denominator for net earnings (losses) per share - basic and diluted	31,732,893	34,037,337	31,654,014	34,874,921
Net earnings (losses) per common share - basic and diluted	$0.11	$(0.20)	$(0.08)	$(0.67)
For the three and nine months ended September 30, 2024 and 2023, convertible preferred shares, OP units and long term compensation shares/units are excluded from the calculation of diluted earnings per share as the inclusion of such potential common shares in the calculation would be anti-dilutive.

13.    Subsequent Events
We evaluate subsequent events up until the date the condensed consolidated financial statements are issued and have determined there are none to be reported or disclosed in the condensed consolidated financial statements other than those mentioned below.

Monrovia Station Funding

On October 9, 2024, we funded the remaining $1.5 million commitment on the Monrovia Station Junior Mezzanine Loan.

Infield Funding

On October 17, 2024, we increased our commitment by an additional $1.3 million on the Infield preferred equity investment, and funded the additional amount at the same time, bringing our total funding to $12.7 million.

Block C Note

On November 12, 2024, the board approved a promissory note in favor of Block C. Pursuant to the terms of the promissory note, effective January 1, 2025, CROP may borrow, on a revolving basis, up to $10.0 million. Amounts advanced under the note, plus any interest on the unpaid principal advanced is due and payable by January 31, 2025, subject to one 14-day extension.